As filed with the Securities and Exchange Commission on June 14, 1999
                                                      Registration No. 333-29737
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                        Post-Effective Amendment No. 3 to
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   ----------
                              MERITAGE CORPORATION
             (Exact name of registrant as specified in its charter)

          Maryland                                              86-0611231
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                         Identification Number)
                                      1531
            --------------------------------------------------------
            (Primary Standard Industrial Classification Code Number)
                                   ----------
                      6613 NORTH SCOTTSDALE ROAD, SUITE 200
                            SCOTTSDALE, ARIZONA 85250
                                 (480) 998-8700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                   ----------
                                  LARRY W. SEAY
               CHIEF FINANCIAL OFFICER AND VICE PRESIDENT-FINANCE
                              MERITAGE CORPORATION
                      6613 NORTH SCOTTSDALE ROAD, SUITE 200
                            SCOTTSDALE, ARIZONA 85250
                                 (480) 998-8700
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                                   ----------
                                   Copies to:

                                STEVEN D. PIDGEON
                              SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                                400 E. VAN BUREN
                           PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6000
                                   ----------
Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                   ----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO ONE MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 14, 1999

Prospectus

                              MERITAGE CORPORATION

                                 76,994 Warrants

                 To Purchase Up to 92,924 Shares of Common Stock

Meritage Corporation
6613 North Scottsdale Rd., Suite 200
Scottsdale, Arizona 85250
(480) 998-8700

We design, construct and sell single family homes ranging from entry-level to semi-custom luxury homes in three large and growing Sunbelt states; Arizona, Texas and California. We have recently undergone significant growth and at December 31, 1998, were actively selling homes in 36 communities. We pursue a strategy of diversifying our product mix and the geographic scope of our operations. The trading symbol for our common stock on the NYSE is "MTH." The Warrants are not listed on any exchange or on NASDAQ and we do not expect any of these Warrants to officially trade in any public market.

*    Meritage Corporation was formerly known as Monterey Homes Corporation.

* The Warrants subject to this prospectus were acquired by certain holders as a result of our December 1996 merger with Homeplex Mortgage Investments Corporation.

* Specific terms of these Warrants are set forth in a warrant agreement and certain provisions are highlighted in this prospectus.

* The total of all Warrants will amount to the ultimate purchase of up to 92,924 shares of Meritage common stock (subject to adjustment.)

* Each Warrant is exercisable for the purchase of 1.2069 shares of our common stock at an exercise price of $4.0634 per warrant.

* The Warrants are offered by selling security holders only and we will not receive any of the proceeds upon the sale or future exercise of these Warrants.

* The Warrants are currently exercisable at any time from now until October 15, 2001, or earlier in certain events.

                                   ----------

This investment involves a high degree of risk. Before making an investment in our securities, you should carefully consider certain risks described in "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                 June ___, 1999

                                TABLE OF CONTENTS

                                                                            Page
ABOUT THIS PROSPECTUS....................................................      1
WHERE YOU CAN FIND MORE INFORMATION......................................      2
SPECIAL NOTE OF CAUTION REGARDING
         FORWARD-LOOKING STATEMENTS......................................      3
PROSPECTUS SUMMARY.......................................................      4
RISK FACTORS.............................................................      7
USE OF PROCEEDS..........................................................     12
THE MERGER BETWEEN HOMEPLEX AND MONTEREY.................................     12
SELECTED FINANCIAL AND OPERATING DATA....................................     14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS.............................     15
BUSINESS OF MERITAGE.....................................................     21
MANAGEMENT OF MERITAGE...................................................     33
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT..............     42
CERTAIN TRANSACTIONS AND RELATIONSHIPS...................................     43
DESCRIPTION OF CAPITAL STOCK.............................................     43
PRICE OF WARRANTS AND COMMON STOCK; DIVIDEND POLICY......................     50
SELLING SECURITY HOLDERS.................................................     51
PLAN OF DISTRIBUTION.....................................................     52
LEGAL MATTERS............................................................     53
EXPERTS  ................................................................     53
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...............................    F-1


     Prospective investors should rely only on information contained or referred to in this prospectus. We have not authorized anyone, including any underwriter, dealer or agent, to provide you with any information other than what is contained in this prospectus. This prospectus is not an offer for any securities other than those specifically referred to in this document. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is complete and accurate as of its date.

                              ABOUT THIS PROSPECTUS

     This prospectus relates to the offering from time to time by certain holders (the "Selling Security Holders") of 76,994 warrants (the "Warrants") to purchase up to 92,924 shares (the "Warrant Shares") of common stock, par value $.01 per share, of Meritage Corporation, a Maryland corporation ("Meritage"). The Warrants were acquired by the Selling Security Holders in connection with the merger, effective December 31, 1996, of the homebuilding operations of various entities under the Monterey Homes name (collectively, "Monterey"), with and into Homeplex Mortgage Investments Corporation, a Maryland corporation ("Homeplex"), with Homeplex surviving and changing its name to Monterey Homes Corporation. See "The Merger between Homeplex and Monterey." On September 16, 1998, Monterey Homes Corporation changed its name to Meritage Corporation. Any reference in this prospectus to "we," "our," or "Meritage" is meant to refer to Meritage. The number of Warrant Shares obtainable upon exercise of the Warrants is subject to increase or decrease under certain antidilution provisions. The Warrants became exercisable on the effective date of the merger and will continue to be exercisable at any time on or before to October 15, 2001, or earlier upon the dissolution, liquidation or winding up of Meritage. Each Warrant may be exercised for the purchase of 1.2069 shares of common stock at an exercise price of $4.0634 per Warrant. See "The Merger between Homeplex and Monterey - How the Merger Affected the Monterey Warrants" and "Description of Capital Stock."

     The Warrants may be offered by the Selling Security Holders in transactions in the over-the-counter market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Security Holders may effect such transactions by selling the Warrants to or through securities broker-dealers, and those broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or the purchasers of the Warrants for whom such broker-dealers may act as agent or principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants or interests in Warrants as a pledgee and may later distribute the Warrants in that capacity. See "Selling Security Holders" and "Plan of Distribution." The Selling Security Holders, the brokers and dealers through whom sales of the Warrants are made and any agent or dealer who distributes Warrants acquired as pledgee may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them on the sale of the Warrants may be considered to be underwriting compensation.

     Meritage is not selling any of the Warrants and will not receive any of the proceeds from the sale of the Warrants being offered by the Selling Security Holders or from the exercise of any of the 76,994 Warrants. William W. Cleverly and Steven J. Hilton (the "Monterey Stockholders") will receive proceeds of $312,857 if all of the Warrants are exercised. See "Prospectus Summary" and "The Merger between Homeplex and Monterey--How the Merger Affected the Monterey Warrants." The cost of registering the Warrants is being borne by Meritage.

     Our common stock is traded on the NYSE under the symbol "MTH." On April 26, 1999, the closing sale price for the common stock as reported by the NYSE was $12.625 per share. See "Price of Common Stock and Dividend Policy." The Warrants are not listed on any exchange or traded on any automated quotation system. There is no market for the Warrants and no assurance can be given that a market will develop. See "Risk Factors -- There is no Public Trading Market for the Warrants and Investors May Lack Liquidity."

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission ("SEC") post-effective amendment no. 3 to the registration statement on Form S-1 (together with all amendments and exhibits, the "registration statement") under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement because certain parts are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the offering described in this prospectus, reference is made to the entire registration statement.

     We file annual, quarterly and current reports, proxy statements, and other information with the SEC. The documents we have filed with the SEC may be inspected and copied at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System at the SEC's internet web site (http://www.sec.gov). Our common stock is listed on the NYSE and copies of the registration statement and of our reports, proxy statements, and other information can also be inspected at the offices of the NYSE at 20 Broad Street, 17th Floor, New York, New York 10005.

                        SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

     Certain statements in this prospectus, including those under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Meritage" may constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve many risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

* The strength and competitive pricing environment of the single-family housing market;

* Changes in the availability and pricing of residential mortgages, including changes in interest rates;

*    Changes in the availability and pricing of real estate in our markets;

*    Changes in demand for our homes;

*    Changes in the economy;

*    The success of our marketing and promotional campaigns;

* Our ability to successfully integrate our operations with the operations of any companies we may acquire;

*    The degree, nature and intensity of competition with other homebuilders;
     and

* Other factors described in this prospectus or the documents we file with the SEC.

     When used in our documents or other presentations, the words "anticipate," "believe," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words may identify forward-looking statements. We qualify these forward-looking statements entirely by the cautionary factors provided above and elsewhere in this prospectus. Any forward-looking statements speak only as of the date of this prospectus, and we do not intend to update or revise these statements when changes occur after this date.

                               PROSPECTUS SUMMARY

     The following summary contains basic information about Meritage and this offering. It may not contain all the information that is important to you. We urge you to read the entire prospectus, including the risk factors and financial statements, to find more detailed information.

OUR COMPANY

     We design, build and sell single family homes in Arizona, Texas and California. We build move-up and semi-custom, luxury homes and operate in the Phoenix and Tucson, Arizona, Dallas/Fort Worth, Austin and Houston, Texas, and San Francisco and Sacramento, California metropolitan areas. We have undergone significant growth in recent periods and are pursuing a strategy of diversifying the geographic scope of our operations.

     We were originally formed as a real estate investment trust ("REIT") under the name of Homeplex Mortgage Investments Corporation. Homeplex invested in mortgage-related assets and selected real estate loans. On December 31, 1996, we acquired, by merger between Homeplex and Monterey, the homebuilding operations of various entities under the Monterey Homes name, which had been a homebuilder in Arizona for over 10 years. We essentially discontinued our mortgage-related operations to focus principally on the business of homebuilding and changed our name to Monterey Homes Corporation. Following the merger, the management of Monterey assumed effective management control of the combined entity.

     As part of our strategy to diversify our homebuilding operations, on July 1, 1997, we combined with Legacy Homes, a group of entities with homebuilding operations in Texas. In business in the Texas market since 1987, Legacy designs, builds, and sells entry-level and move-up homes. In connection with the acquisition, John R. Landon, the founder and Chief Executive Officer of the Legacy Homes entities, joined senior management and the Board of Directors of Meritage, and continues to oversee the operations of Legacy Homes.

     In July 1998, we acquired Sterling Communities and related companies, a homebuilder in northern California operating primarily in the San Francisco Bay and Sacramento areas. We have continued Sterling's operations under the name Meritage Homes of Northern California. Sterling builds and designs quality first and second-time move-up homes. In connection with the acquisition, Steve Hafener, an officer and director of Sterling, joined Meritage as Vice President and Division Manager of our northern California operations.

     In September 1998, we changed our corporate name to Meritage Corporation. Monterey Homes is used as our primary brand name in Arizona, with the Meritage Homes name being used for our newly established lower priced division in the Phoenix area. Legacy Homes is the brand name for our homes in the Texas markets and Meritage Homes of Northern California is our brand name in our northern California markets.

     As a result of losses from our operations as a REIT, we had net operating loss carryforwards for federal income tax purposes of approximately $12.5 million at December 31, 1998. Accordingly, we paid limited income taxes in 1998.

     We are a Maryland corporation with our headquarters in Scottsdale, Arizona. Our principal executive offices are located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and our telephone number is (480) 998-8700.

     In connection with the merger between Homeplex and Monterey, we effected, and all share information herein reflects, a three-for-one reverse stock split.

     For additional information concerning our business, see "Business of Meritage," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements (including the notes to the financial statements) included at the back of this prospectus.

THE OFFERING

  Securities Offered...........  76,994 Warrants which will entitle the holders to purchase a total of up to 92,924 shares of common stock, subject to adjustment under certain antidilution provisions.

  Transfer Restrictions........  Certain transfer restrictions apply to the ownership of our common stock and will also apply to the ownership of the Warrants.  See
                                 "Description of Capital Stock" for a description of these
                                 restrictions.

  Warrants Outstanding.........  76,994 Warrants are currently outstanding, all of which are subject to this prospectus.

  Common Stock Outstanding.....  As of April 26, 1999, 5,425,830 shares of our common stock were outstanding.

  Use of Proceeds..............  We will not receive any proceeds from the sale of the Warrants or from the exercise of the Warrants.  Upon the exercise of  all of the
                                 Warrants, we will remit the exercise price of $4.0634 per Warrant
                                 (subject to adjustment), or total gross proceeds of approximately
                                 $312,857 if all of the Warrants are exercised, to Messrs. William
                                 W. Cleverly and Steven J. Hilton.  See "Use of Proceeds" and "The
                                 Merger between Homeplex and Monterey."

DESCRIPTION OF WARRANTS

  Expiration of Warrants.......  October 15, 2001 or earlier upon the dissolution, liquidation, or winding up of our operations (the "Expiration Date").

  Exercise.....................  Each Warrant entitles the holder to purchase 1.2069 shares of common stock for $4.0634 (subject to adjustment).  The Warrants may be exercised at any time on or prior to the Expiration Date.

  Adjustments..................  The number of shares of common stock for which a Warrant is exercisable and the purchase price provided in the Warrant are subject to adjustment from time to time upon certain events, including certain issuances of our stock, options, or other securities, liquidating distributions, and certain subdivisions, combinations, and reclassifications of our common stock.  A
                                 Warrant does not entitle the holder to receive any dividends paid on common stock.

     For additional information concerning the Warrants and the Warrant Shares, see "Description of Capital Stock."

                                  RISK FACTORS

     Our future operating results and financial condition depend on our ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns. Inherent in this process are a number of factors that we must successfully manage to achieve favorable future operating results and financial condition. The value of our securities, including the Warrants and the Warrant Shares, could be affected by these and other risk factors. Potential risks and uncertainties that could affect our operating results and financial condition and the value of our common stock and the Warrants include the factors discussed below.

FACTORS RELATING TO FUTURE STOCK PERFORMANCE

     In addition to the industry and business factors described below, other factors may affect the value or future market prices of our common stock and the Warrants, including the following:

THERE IS NO PUBLIC TRADING MARKET FOR THE WARRANTS AND INVESTORS MAY LACK LIQUIDITY

     We have not applied and do not intend to apply for the listing or admission of the Warrants on any securities exchange or in the NASDAQ Stock Market. We cannot assure you that any market for the Warrants will ever develop or that holders will be able to readily transfer the Warrants.

TRANSFER OF OUR SECURITIES IS RESTRICTED AND THE OWNERSHIP LEVELS OF OUR DIRECTORS AND OFFICERS COULD LIMIT THE VOTING RIGHTS OF OTHER INVESTORS AND NEGATIVELY IMPACT OUR SECURITIES PRICES

     In order to preserve our net operating loss carryforwards, our charter does not allow:

     * anyone to transfer Meritage securities if the effect would be to make any person or group the owner of 4.9% or more of our outstanding shares of common stock, or

     * an increase in the ownership position of any person or group that already owns 4.9% or more of our outstanding shares.

     The above restrictions apply to the Warrants and ownership of the Warrants would be included with ownership of our common stock otherwise held by a holder of the Warrants to determine if the allowable ownership percentage is exceeded. In addition, our current directors and officers beneficially hold approximately 51% of our outstanding common stock (assuming exercise of certain options and warrants held by them). The above charter provisions, coupled with the level of ownership by our current directors and officers, could delay or prevent a future change of control of Meritage, which could depress our stock price.

OUR STOCK PRICE MAY BE VOLATILE

     The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in anticipated or actual results of our operations or that of other home building companies, changes in conditions affecting the general economy or the local economies where our operations are located, widespread industry trends and securities analysts' reports, as well as other factors unrelated to our actual operating results or financial condition.

INDUSTRY AND BUSINESS FACTORS

     We face certain risks relating to our industry. While some may affect all industry participants, we believe each should be understood before investing in our securities. These industry risks include:

     *    market cycles;
     *    competition;
     *    interest rates and mortgage financing conditions;
     *    tax treatment;
     *    extent of geographic diversification; and
     *    extent of expansion opportunities.

     These factors are described in more detail below.

ECONOMIC CYCLES AND CHANGING CONSUMER PREFERENCES MAY ADVERSELY AFFECT OUR PERFORMANCE OR FINANCIAL CONDITION

     The homebuilding industry is cyclical and is affected by numerous factors, including general and local economic factors and consumer demand and demographic trends. These factors dictate the strength of our markets and consequently can impact our operating results and the value of our securities. There can be no assurance that we will be able to compete successfully against other homebuilders in our current markets in more competitive business environments.

COMPETITION IS INTENSE IN THE HOMEBUILDING INDUSTRY AND MAY ADVERSELY IMPACT OUR OPERATING RESULTS

     The single-family residential housing industry is highly competitive. Homebuilders vie for desirable properties, financing, raw materials, and skilled labor. We compete for residential home sales with other developers and individual resales of existing homes. Competitors include large home building companies, some of which have greater financial resources than Meritage, and smaller homebuilders, who may have lower operating costs. Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets that we may enter in the future.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND ADVERSELY AFFECT OUR STOCK
PRICE

     We have historically experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of this variability, our historical performance may not be a meaningful indication of future results. Factors that contribute to this variability include:

     *    timing of home deliveries and land sales;
     * our ability to continue to acquire land and options to acquire land on acceptable terms;
     * conditions of the real estate market, the general economy and the local and regional economies where we operate;
     *    the cyclical nature of the homebuilding industry;

     *    costs or shortages of materials and labor; and

     * delays in construction schedules due to strikes, adverse weather, acts of God, the availability of subcontractors and governmental restrictions.

INTEREST RATES AND MORTGAGE FINANCING CONDITIONS AFFECT THE DEMAND FOR OUR HOMES AND COULD NEGATIVELY IMPACT OUR BUSINESS

     We believe that many of our move-up and luxury home customers have been less sensitive to interest rate fluctuation and mortgage financing requirements than some other homebuyers. However, many purchasers of our homes finance their acquisition through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates, housing costs, and the availability of mortgage financing. If mortgage interest rates increase or financing conditions change, the ability of prospective buyers to finance home purchases may consequently be adversely affected, and our home sales, gross margins and net income may be adversely impacted. Such adverse impact may be material to our operating results. Our homebuilding activities depend upon the availability and costs of mortgage financing for buyers of homes owned by potential customers as many of our customers, particularly move-up buyers, need to sell their original homes in order to purchase one of ours. Any limitations or restrictions on the availability of such financing could adversely affect home sales.

INCOME TAX CHANGES REDUCING HOMEOWNER TAX BENEFITS COULD DECREASE DEMAND FOR OUR HOMES AND ADVERSELY AFFECT OUR BUSINESS

     Changes in federal income tax laws may also affect demand for new homes. Various publicly discussed proposals propose to limit mortgage interest deductions and eliminate or limit tax-free rollover treatment. Enactment of such proposals may have an adverse effect on the homebuilding industry in general, and on demand for our products in particular. No prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

OUR LACK OF GEOGRAPHIC DIVERSIFICATION MAKES US VULNERABLE TO LOCAL ECONOMIES

     We operate in seven metropolitan areas in Arizona, Texas, and California. Lack of geographic diversification could have an adverse impact on our operations and the value of our securities if our homebuilding markets stagnate or decline, for there may not be a balancing opportunity in a healthier market in other geographic regions. While we may continue to expand geographically, we nevertheless are exposed to the risk that our current markets may weaken and be unable to support our expansion.

OUR SUCCESS MAY DEPEND ON OUR EXPANSION OPPORTUNITIES AND THE INABILITY TO EXPAND MAY ADVERSELY AFFECT OUR BUSINESS

     We recently concluded significant expansions into the Texas and northern California markets. We may continue to consider growth in other areas of the country. The magnitude, timing, and nature of any future expansion will depend on a number of factors, including:

     *    suitable acquisition candidates;
     *    the negotiation of acceptable terms;
     *    our financial capabilities; and

     *    general economic and business conditions.

     New acquisitions may result in the incurrence of additional debt and/or amortization of expenses related to goodwill and intangible assets. This additional debt and/or amortization could adversely affect our profitability or result in potentially dilutive issuances of our equity securities. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company's operations, the diversion of management's attention from other business concerns, risks of entering markets in which we have had no or only limited experience, and the potential loss of key employees of the acquired company. There can be no assurance that we will be able to expand into new markets on a profitable basis or that we can successfully manage our expansion into Texas, northern California, or any additional markets.

WE ARE DEPENDENT ON EXTERNAL FINANCING TO FUND OUR OPERATIONS

     The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. At December 31, 1998, our debt totaled approximately $37 million. We may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. Also, lenders are increasingly requiring developers to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans. If we cannot obtain sufficient capital to fund our planned capital or other expenditures, new projects may be delayed or abandoned, which could result in a reduction in home sales and may adversely affect operating results. There is no assurance that additional debt or equity financing will be available in the future or on acceptable terms.

     The terms and conditions of our current indebtedness limit the amount and types of indebtedness that we can incur. We must comply with numerous operating and financial maintenance covenants and there is no assurance that we will be able to maintain compliance with these financial and other covenants. Failure to comply with the covenants would result in default and resulting cross defaults under our other indebtedness, and could result in an acceleration of all indebtedness, which would have a material adverse affect on us.

REAL ESTATE VALUE FLUCTUATIONS MAY ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION

     The homebuilding industry is subject to significant volatility and fluctuations in real estate values. This volatility has been evident in cyclical real estate price changes which have occurred in Arizona, Texas, and California. Although we believe that our projects are currently reflected on our balance sheet at appropriate values, we may have to write-down some or all of our projects if market conditions deteriorate. These write-downs may materially adversely affect our operations and the value of our securities. In addition, these write-downs could cause us to default on current debt obligations.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL CONDITIONS MAY INCREASE OUR COSTS AND ADVERSELY AFFECT OUR BUSINESS

     We are subject to many local, state, and federal laws and regulations governing certain developmental matters, as well as building and site design. We are also subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. We may become subject to additional costs and delays or may be precluded entirely from developing communities due to building moratoriums, "slow growth" or "no growth" initiatives, building permit ordinances, or similar governmental regulations that could be implemented in the future. Because most of our current land is entitled, construction moratoriums generally would only adversely affect us due to health, safety, welfare or environmental concerns. We must also obtain licenses, permits, and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control.

     Meritage and its competitors are also subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. Environmental regulations may also have an adverse impact on the availability and price of certain raw materials, such as lumber.

WE COULD LOSE A MEMBER OF OUR SENIOR MANAGEMENT TEAM, WHICH COULD NEGATIVELY IMPACT OUR OPERATIONS

     Our success is largely dependent on the continuing services of certain key persons, including Steven J. Hilton and John R. Landon, and the ability to attract new personnel required to continue our development. We have entered into employment agreements with Messrs. Hilton and Landon. Loss of the services of these two officers, or certain other key personnel, could have a material adverse affect on our operations and the value of our securities.

WE ARE DEPENDENT ON SUBCONTRACTORS AND THE FAILURE TO SECURE SATISFACTORY SUBCONTRACTORS COULD ADVERSELY AFFECT OUR BUSINESS

     We act only as a general contractor in the design, development, and construction of our communities. Virtually all architectural and construction work is performed by subcontractors. As a consequence, we are dependent upon the continued availability and satisfactory performance of unaffiliated third parties. We may not be able to secure satisfactory subcontractors in the future. Failure to secure satisfactory subcontractors would have a material adverse affect on our operations.

WE MAY BE SUBJECT TO INCREASED TAXES RELATING TO THE AVAILABILITY OF OUR NET OPERATING LOSS CARRYFORWARD

     As of December 31, 1998, our net operating loss carryforward (the "NOL Carryforward") was approximately $12.5 million. Our ability to use the NOL Carryforward to offset future taxable income would be substantially limited under federal tax laws if an "ownership change," within the meaning of those laws, has occurred or occurs with respect to us before expiration of the NOL Carryforward. We believe that there was not an "ownership change" of us prior to the effective date of the merger between Homeplex and Monterey, the merger did not cause an "ownership change," and the Legacy combination did not cause an "ownership change."

     Under the tax laws, we may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by Monterey at the time of the Homeplex merger (or to offset taxable income resulting from sales of certain assets acquired in the Legacy combination) to the extent that the fair market value of such assets at the time of the merger (or at the time of the Legacy combination) exceeded their tax basis as of the relevant date.

     There is no assurance that we will have sufficient earnings in the future to fully utilize the NOL Carryforward prior to expiration. Upon expiration or usage by us of the NOL Carryforward, we will experience more income tax expense than we have experienced in the past due to the historical availability of our NOL Carryforward to offset taxes. This could cause our results of operations to differ from prior periods even if we are able to maintain growth in our revenues and gross earnings.

WE COULD SUFFER YEAR 2000 COMPUTER PROBLEMS THAT COULD INCREASE OUR EXPENSES, SUBJECT US TO LIABILITY AND ADVERSELY AFFECT OUR OPERATIONS OR FINANCIAL CONDITION

     The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Mistaking "00" for the year 1900 rather than 2000 could result in miscalculations and errors and cause significant business interruptions and costs for us, as well as the government and other companies. We have initiated procedures to identify, evaluate and implement the necessary changes to our computer systems, applications and embedded technologies resulting from the Y2K conversion. We are coordinating these activities with others with whom we have business relationships. We cannot give any assurance that we will achieve full compliance in a timely manner. If we or others experience problems with the Y2K conversion, we could be experience significant business interruptions and expenses and our business and operating results could be materially and adversely affected.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Warrants by the Selling Security Holders or from the exercise of the Warrants. Upon exercise of the Warrants, we will remit the exercise price of $4.0634 per Warrant, or the aggregate gross proceeds of approximately $312,857 if all of the Warrants are exercised, to the Monterey Stockholders.


                    THE MERGER BETWEEN HOMEPLEX AND MONTEREY

     We were initially formed to operate as a REIT, investing in mortgage related assets and selected real estate loans. We suffered significant losses several years ago and determined to try to acquire a home builder that could utilize its cash balances and other assets, as well as maximize our status as a publicly traded entity. On September 13, 1996, we entered into an Agreement and Plan of Reorganization by and among Homeplex, Monterey, and the Monterey Stockholders. On December 31, 1996, Homeplex and Monterey were merged. As a result of the merger, our status as a REIT was terminated, our name was changed to Monterey Homes Corporation and our NYSE ticker symbol was changed to MTH. In addition, a one-for-three reverse stock split of our issued and outstanding common stock was effected. The share information contained in this prospectus reflects the one-for-three reverse stock split. Following the merger, our principal activity has been homebuilding.

HOW THE MERGER AFFECTED THE MONTEREY WARRANTS

     Before the merger, Monterey had issued and outstanding warrants to purchase 133,334 shares of its common stock (the "Monterey warrants") at an exercise price of $18.75 per share. The Monterey warrants represented approximately 16.5% of the fully diluted capitalization of Monterey (809,259 shares). On the effective date of the merger, the Monterey warrants were converted into the Warrants based on a formula that would allow the holders to purchase a number of shares of Meritage common stock determined by multiplying 133,334 by the ratio of (i) the total number of shares of Homeplex issued in the merger (1,228,726 shares) divided by (ii) 809,259 (the "Warrant Conversion Ratio"). The exercise price of the Warrants was adjusted by dividing the exercise price of the Monterey warrants immediately prior to the merger by the Warrant Conversion Ratio. In addition, the exercise price of the Warrants was adjusted by a factor designed to compensate for certain distributions made to the Monterey Stockholders prior to the merger. Following completion of audited financials for the year ended December 31, 1996, we established the number of Warrants as 212,398. Each Warrant was exercisable for the purchase of 1.2069 shares of common stock at an exercise price of $4.0634 per Warrant, or 256,343 shares (including 16.5% of the Contingent Stock discussed below), approximating 16.5% of both the original shares of Homeplex issued in the merger (and the Contingent Stock).

     Although all of the shares of Homeplex that were issued in connection with the merger were issued in the names of the Monterey Stockholders (who held all of the outstanding common stock of Monterey prior to the merger), initially we held approximately 16.5%, or 256,343 (including 16.5% of the Contingent Stock discussed below), of the shares issued in the names of the Monterey Stockholders for release to holders of Warrants upon their exercise, and we will remit the exercise price paid upon such exercises to the Monterey Stockholders. Upon expiration of unexercised Warrants, we will distribute the appropriate amount of remaining merger shares to the Monterey Stockholders. The Monterey Stockholders are entitled to vote the shares issued in their names in the merger but allocated to the Warrants, prior to the time the Warrants are exercised. Including the shares allocated to the Warrants, Mr. Cleverly owns 667,692 shares or 13.7% of the outstanding common stock of Meritage and Mr. Hilton owns 664,359 shares or 13.7% (as of April 26, 1999). If all of the Warrants are exercised, Mr. Cleverly would own 621,228 shares or 12.9% of our outstanding common stock and Mr. Hilton would own 617,895 shares or 12.8% of our outstanding common stock (as of April 26, 1999). These numbers exclude the Employment Options and the Contingent Stock described below.

     In addition to the shares of Homeplex issued in the merger, we have reserved for issuance 266,667 shares of common stock, subject to certain contingencies relating to our common stock average trading price thresholds following the merger (the "Contingent Stock"). As of September 5, 1997, each of the common stock trading thresholds had been achieved. Therefore, in January 1998, 44,942 shares of Contingent Stock were issued to the Monterey Stockholders; in January 1999, 88,888 shares were issued to the Monterey Stockholders; and on January 1, 2000 or as soon thereafter as is practicable, the remaining 88,890 shares will be issued to the Meritage Stockholders, but in the case of Mr. Hilton only if he remains employed with Meritage at such time. The employment of Mr. Cleverly with Meritage was terminated effective as of March 18, 1999; however, his termination was considered to be without cause, and it was acknowledged that he was vested in and would be entitled to his portion of the remaining Contingent Stock on the date such shares are to be delivered to him. Mr. Cleverly remains a consultant to Meritage and a member of its Board of Directors.

                      SELECTED FINANCIAL AND OPERATING DATA

     The following table presents selected historical condensed consolidated financial data of Meritage for each of the years in the five-year period ended December 31, 1998. The data for, and as of the end of each of the years in the three-year period ended December 31, 1998, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The data for 1995 and 1994 is derived from our consolidated financial statements audited by Ernst & Young LLP, independent auditors. For additional information, see the consolidated financial statements, and report thereon, included elsewhere in this prospectus. Due to the Homeplex merger and the Legacy combination, our historical results are not indicative of future results.

                     Historical Consolidated Financial Data
                    (In Thousands, Except Per Share Amounts)

                                                            Years Ended December 31,
                                             -------------------------------------------------------
                                               1998(3)     1997(4)      1996       1995       1994
                                             ---------    ---------   --------    -------    -------
Operating Data:
Home sales revenue .......................   $ 255,985    $ 149,385         --         --         --
Cost of home sales .......................    (204,409)    (124,369)        --         --         --
                                             ---------    ---------
  Gross Profit ...........................      51,576       25,016
Earnings from mortgage assets and
  other income (loss) ....................       6,331        5,455    $ 2,244    $ 3,564    $(1,203)
Interest expense .........................        (461)        (165)      (238)      (868)    (1,383)
General, administrative and other expenses     (24,925)     (15,107)    (1,684)    (1,599)    (1,938)
Minority interest in net income of
  consolidated joint ventures ............      (2,021)          --         --         --         --
                                             ---------    ---------    -------    -------    -------

Earnings (loss) before income taxes and
  extraordinary loss .....................      30,500       15,199        322      1,097     (4,524)
Income taxes(1) ..........................      (6,497)        (962)       (26)        --         --
Extraordinary loss(2) ....................          --           --       (149)        --         --
                                             ---------    ---------    -------    -------    -------
  Net earnings (loss) ....................   $  24,003    $  14,237    $   147    $ 1,097    $(4,524)
                                             =========    =========    =======    =======    =======

Earnings (loss) per diluted share before
  effect of extraordinary loss............   $    3.92    $    2.68    $  0.09    $  0.34    $ (1.40)

Extraordinary loss per diluted share......          --           --       (.05)        --         --
                                             ---------    ---------    -------    -------
Diluted earnings (loss) per share.........   $    3.92    $    2.68    $  0.04    $  0.34    $ (1.40)
                                             =========    =========    =======    =======    =======
Cash dividends per share(1)...............         N/A          N/A    $  0.06    $  0.09    $  0.06
                                             =========    =========    =======    =======    =======

                                                                At December 31,
                                             -------------------------------------------------------
                                              1998(3)      1997(4)     1996(5)     1995       1994
                                             ---------    ---------    -------    -------    -------
Balance Sheet Data:
Real estate under development.............   $ 104,759    $  63,955    $35,991         --         --
Residual interests........................          --        1,422      3,909    $ 5,457    $ 7,654
Total assets..............................     152,250       96,633     72,821     27,816     31,150
Notes payable.............................      37,205       22,892     30,542      7,819     11,783
Total liabilities.........................      79,971       50,268     45,876      9,368     13,508
Stockholders' equity......................      72,279       46,365     26,945     18,448     17,642

(1) For any taxable year in which we qualified and elected to be treated as a REIT under federal tax laws, we were not subject to federal income tax on that part of our taxable income that was distributed to stockholders with respect to that year. Regardless of such distributions, however, we may be subject to tax on certain types of income. Due to the merger with Homeplex, we did not qualify as a REIT in 1996, 1997, or 1998. Due to the use of our net operating loss carryforward, we paid limited income taxes during 1997 and 1998.
(2)  Reflects extraordinary loss from early extinguishment of long-term debt.
(3) Includes the accounts of Meritage Homes of Northern California from July 1, 1998, the acquisition date.
(4) Includes the accounts of Legacy Homes from July 1, 1997, the combination date.
(5)  Reflects the merger with Homeplex on December 31, 1996.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO 1997

     The following discussion and analysis provides information regarding the results of operations of Meritage and our subsidiaries for the years ended December 31, 1998 and December 31, 1997. All material balances and transactions between Meritage and our subsidiaries have been eliminated. Total results include those of the Texas operations from July 1, 1997 and of the California operations from July 1, 1998. Texas 1997 results are pro forma in that they are shown for the entire year, even though the Texas operations were not acquired until July 1, 1997. This data is presented for comparative purposes only. In management's opinion, the data reflects all adjustments, consisting of only normal recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented.

HOME SALES REVENUE

     Home sales revenue is the product of the number of units closed during the period and the average sales price per unit. Comparative 1998 and 1997 housing revenues follow (dollars in thousands):

                                  YEAR ENDED
                                 DECEMBER 31,        DOLLAR/UNIT    PERCENTAGE
                             --------------------      INCREASE      INCREASE
                               1998        1997       (DECREASE)    (DECREASE)
                             --------    --------     ----------    ----------
TOTAL
Dollars....................  $255,985    $149,385     $106,600          71%

Units Closed...............     1,291         644          647         100%

Average Sales Price .......  $  198.3    $  232.0     $  (33.7)        (15%)

ARIZONA
Dollars....................  $105,942    $ 97,922     $  8,020           8%

Units Closed...............       317         284           33          12%

Average Sales Price .......  $  334.2    $  344.8     $  (10.6)         (3%)

TEXAS(1)
Dollars....................  $130,860    $ 91,190     $ 39,670          44%

Units Closed...............       932         633          299          47%

Average Sales Price .......  $  140.4    $  144.1     $   (3.7)         (3%)

CALIFORNIA
Dollars....................  $ 19,183         N/A          N/A         N/A

Units Closed...............        42         N/A          N/A         N/A

Average Sales Price .......  $  456.7         N/A          N/A         N/A

------------

(1) Full year 1997 Texas information includes pre-combination results and is for comparative purposes only.

     The increase in revenues and number of units closed in 1998 compared to 1997 resulted mainly from the inclusion of the Texas operations for the full year. The lower average sales price in 1998 is also due to sales in the Texas market, where we focus on entry-level and move-up home sales.

GROSS PROFIT

     Gross profit equals home sales revenue, net of housing cost of sales, which include developed lot costs, unit construction costs, amortization of common community costs (such as the cost of model complexes and architectural, legal and zoning costs), interest, sales tax, warranty, construction overhead and closing costs. Comparative 1998 and 1997 housing gross profit follows (dollars in thousands):

                                                          DOLLAR/
                               YEAR ENDED DECEMBER 31,   PERCENTAGE   PERCENTAGE
                                  1997      1998          INCREASE     INCREASE
                                -------    -------        --------    ----------
Dollars........................ $51,576    $25,016        $26,560        106%
Percent of housing revenues....    20.1%      16.7%           3.4%        20%

     The dollar increase in gross profit for the twelve months ended December 31, 1998 is attributable to the increase in number of units closed due to the inclusion of Texas operations for the full year, along with increased closings in highly profitable Arizona communities. The gross profit margin increased in 1998 due to generally higher margins in Texas, the addition of the California operations in the last half of the year and an increase in sales of more profitable custom options and upgrades with respect to Arizona home closings.

RESIDUAL INTEREST AND REAL ESTATE LOAN INTEREST INCOME

     The increase in residual interest and real estate loan interest income primarily is due to gains from the sales of our remaining mortgage securities in 1998. These gains exceeded 1997 gains from residual sales by approximately $2.1 million. The increase was somewhat offset by decreased residual interest earned in 1998.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses were approximately $10.6 million in 1998, as compared to approximately $6.8 million in 1997, an increase of 56%. Operating costs associated with the expansions into Texas and California, including the amortization of goodwill, primarily caused the increase.

OTHER INCOME

     The increase in other income primarily is due to the sale of land in Arizona and an increase in interest income on cash accounts and overnight investments. Texas operations were included for the full year in 1998, which also contributed to higher income amounts.

MINORITY INTEREST

     The increase in minority interest in 1998 is due mainly to our acquisition of Sterling Communities, which included two 50% owned limited partnership interests which Meritage controls. We have recorded the minority interest partners' share of net income as an expense. The operations of the limited partnerships were concluded in the fourth quarter of 1998.

INCOME TAXES

     The increase in income taxes to $6.5 million for the year ended December 31, 1998 from $962,000 in the prior year resulted from a significant increase in pre-tax income and a higher effective tax rate. The lower 1997 effective tax rate was caused by a larger reduction in the valuation allowance applicable to deferred tax assets than occurred in 1998. In future periods we expect to have an effective tax rate approximating the statutory federal and state tax rates.

SALES CONTRACTS

     Sales contracts for any period represent the number of units ordered by customers (net of units canceled) multiplied by the average sales price per unit ordered. Comparative 1998 and 1997 sales contracts follow (dollars in thousands):

                                                        DOLLAR/
                                  YEAR ENDED           PERCENTAGE     PERCENTAGE
                                 DECEMBER 31,           INCREASE       INCREASE
                              1998          1997       (DECREASE)     (DECREASE)
                              ----          ----       ----------     ----------
TOTAL
Dollars.................    $283,746      $157,479      $126,267            80%
Sales contracts.........       1,466           693           773           112%
Average sales price.....     $ 193.5       $ 227.2       $ (33.7)         (15%)

ARIZONA
Dollars.................    $115,375      $112,207       $ 3,168             3%
Units ordered...........         329           332           (3)          --(2)
Average sales price.....     $ 350.7       $ 338.0       $  12.7             4%

TEXAS(1)
Dollars.................    $166,020      $102,261      $ 63,759            62%
Units ordered...........       1,131           740           391            53%
Average sales price.....     $ 146.8       $ 138.2        $  8.6             6%

CALIFORNIA
Dollars.................     $ 2,351           N/A           N/A            N/A
Units ordered...........           6           N/A           N/A            N/A
Average sales price.....      $391.8           N/A           N/A            N/A

----------
(1) Full year 1997 Texas information includes pre-combination results and is for comparative purposes only.
(2)  Represents less than 1%.

     We do not include sales contingent upon the sale of a customer's existing home as a sales contract until the contingency is removed. Historically, we have experienced a cancellation rate of less than 20% of gross sales. Total sales contracts increased in 1998 compared to 1997 due to the expansion into Texas and California, and the economic strength of all of our operating markets.

NET SALES BACKLOG

     Backlog represents net sales contracts that have not closed. Comparative 1998 and 1997 net sales backlog follows (dollars in thousands):

                                 DECEMBER 31,           DOLLAR/UNIT   PERCENTAGE
                               1998        1997           INCREASE     INCREASE
                               ----        ----           --------     --------
TOTAL
Dollars..................    $145,294     $98,963         $ 46,331        47%
Units in backlog.........         688         472              216        46%
Average sales price......     $ 211.2     $ 209.7           $  1.5       --(1)

ARIZONA
Dollars..................    $ 66,379     $56,945          $ 9,434        17%
Units in backlog.........         180         168               12        7%
Average sales price......     $ 368.8     $ 339.0             29.8        9%

TEXAS
Dollars..................    $ 77,178     $42,018         $ 35,160        84%
Units in backlog.........         503         304              199        65%
Average sales price......     $ 153.4     $ 138.2           $ 15.2        11%

CALIFORNIA
Dollars..................      $1,737         N/A              N/A        N/A
Units in backlog.........           5         N/A              N/A        N/A
Average sales price......      $347.4         N/A              N/A        N/A

----------
(1)  Represents less than 1%

     Total dollar backlog increased 47% over the prior year due to a corresponding increase in units in backlog. Units in backlog have increased 46% over the prior year due mainly to the increase in net orders caused by expansion into Texas and California.

     Arizona and Texas backlogs have increased due to the number of sales orders taken in 1998, along with slight industry-wide construction delays. These delays caused more closings to be pushed into the following year than usual.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO 1996

     We had net earnings of $14.2 million, or $2.68 per diluted share, for the twelve months ended December 31, 1997 compared to net earnings of $147,000, or $.04 per diluted share, in 1996. The increase was caused by the addition of the homebuilding operations during 1997. Home sales revenue, cost of home sales, and commissions and other sales costs all increased in 1997, reflecting the addition of homebuilding operations in 1997 and the expansion into Texas markets in July 1997. Results for the year ended December 31, 1996 include a $149,000, or $.05 per diluted share, extraordinary loss from the early extinguishment of debt.

     Residual interest and real estate loan interest income was higher in the twelve months ended December 31, 1997 than in the previous year mainly due to the sale of two mortgage securities, which resulted in gains of approximately $3.1 million.

     General and administrative expenses were $6.8 million in 1997 and $1.7 million in 1996. The increase was caused by homebuilding administrative costs, including amortization of goodwill and expenses related to the addition of the Texas division, which were not incurred in 1996.

     The increase in income taxes to $962,000 for the twelve months ended December 31, 1997 from $26,000 in the prior year resulted from a significant increase in 1997 pre-tax earnings. The favorable effective tax rates of 6% in 1997 and 8% in 1996 result from the use of our NOL Carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal uses of working capital are land purchases, lot development and home construction. We use a combination of borrowings and funds generated by operations to meet our working capital requirements.

     Cash flow for each Meritage community depends on the status of the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, plat and other approvals, and construction of model homes, roads, certain utilities, general landscaping and other amenities. Because these costs are capitalized, income reported for financial statement purposes during those early stages may significantly exceed cash flow. Later, cash flow can significantly exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

     At December 31, 1998 we had short-term secured revolving construction loan facilities totaling $100 million and had $24.5 million in acquisition and development facilities, of which approximately $15.6 and $5.7 million were outstanding, respectively. An additional $22.5 million of unborrowed funds supported by approved collateral were available under our credit facilities at that date. Borrowings under the credit facilities are subject to our inventory collateral position and a number of other conditions, including minimum net worth, debt to equity and debt coverage tests. We also have $15 million outstanding in unsecured, senior subordinated notes due September 15, 2005, which were issued in October 1998.

     Management believes that the current borrowing capacity, cash on hand at December 31, 1998 and anticipated cash flows from operations are sufficient to meet our liquidity needs for the foreseeable future. There is no assurance, however, that future amounts available from our sources of liquidity will be sufficient to meet future capital needs. The amount and types of indebtedness that we incur may be limited by the terms of the indenture governing our senior subordinated notes and the credit agreements.

SEASONALITY

     We have historically closed more units in the second half of our fiscal year than in the first half, due in part to the slightly seasonal nature of the market for our semi-custom luxury and move-up homes. Management expects this seasonal trend to continue, though it may vary as operations continue to expand.

MARKET RISK DISCLOSURE

     We do not trade in derivative financial instruments and at December 31, 1998 we had no significant derivative financial instruments. We do have other financial instruments in the form of notes payable and senior debt, which are at fixed interest rates. Our lines of credit and credit facilities are at variable interest rates and are subject to market risk in the form of interest rate fluctuations.

                              BUSINESS OF MERITAGE

OUR HISTORY

     We design, construct, and sell single family homes ranging from entry-level to semi-custom luxury in three large and growing Sunbelt states: Arizona, Texas, and California. We have recently undergone significant growth. As of December 31, 1998, we were actively selling homes in 36 communities. We pursue a strategy of diversifying our product mix and the geographic scope of our operations.

     We were originally formed as a REIT under the name of Homeplex Mortgage Investments Corporation. Homeplex invested in mortgage-related assets and selected real estate loans. On December 31, 1996, we acquired by merger the homebuilding operations of various entities under the Monterey Homes name. Following the merger, we focused on the business of homebuilding and changed our name to Monterey Homes Corporation. On July 1, 1997, as part of our strategy to further diversify operations, we combined with Legacy Homes, a group of entities with homebuilding operations in Texas ("Legacy"). Legacy has been in business since 1987, and designs, builds, and sells entry-level and move-up homes. In July 1998, we acquired Sterling Communities, a homebuilder in northern California. In September 1998, with shareholder approval, Meritage became our new corporate name.

     As a result of losses from our operations as a REIT through December 31, 1996, we had a NOL Carryforward of $53 million for federal income tax purposes. At December 31, 1998, approximately $12.5 million of the NOL Carryforward remained unused. Accordingly, we currently pay limited income taxes.

BUSINESS STRATEGY

     We seek to distinguish ourself from other production homebuilders and to respond rapidly to changing market conditions through a business strategy focusing on the following:

SUPERIOR DESIGN AND QUALITY

     We believe that we maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design features, and are situated in premium locations. We believe that we generally offer higher caliber homes in their defined price range or category than those built by our competitors.

PRODUCT BREADTH

     We offer new homes to a wide variety of consumers. In Arizona, our focus is on the luxury market, which is characterized by unique communities and distinctive luxury homes, and the move-up homebuyers' market. Continued expansion into the first and second-time move-up segments of the Arizona market reflects our desire to increase our share of the overall housing market in the Phoenix and Tucson metropolitan areas. In Texas, we target entry-level and move-up buyers, offering homes at prices that reflect the production efficiencies of a high-volume tract builder. In California, the focus is on quality first and second-time move-up homes. This product breadth and geographical diversity helps to reduce our exposure to variable economic cycles.

HIGHEST LEVEL OF SERVICE

     We are committed to achieving the highest level of customer satisfaction as an integral part of our competitive strategy. During the sales process, our experienced sales personnel keep customers informed of their home's construction process. After delivery, our customer care departments deal with any questions or warranty matters a customer may have.

CONSERVATIVE LAND ACQUISITION POLICY

     We seek to maximize our return on capital by practicing a conservative land acquisition policy that minimizes risks associated with land investment. We generally purchase land subject to complete entitlement, including zoning and utility services, with a focus on development sites where we expect to have less than a three-year lot inventory. Lots are often controlled on a non-recourse, rolling option basis where we have the right, but not the obligation, to buy lots at predetermined prices based on a takedown schedule which reflects anticipated home closings. To date, we have not speculated in raw land held for investment.

PENETRATION OF NEW MARKETS

     Depending on market conditions, we may explore expansion opportunities in other parts of the country, targeting market niches in areas where we perceive an ability to exploit a competitive advantage. Expansion may take place through strategic acquisitions of other existing homebuilders or through internal growth.

COST MANAGEMENT

     Throughout our history, we have focused on controlling costs and minimizing overhead, and consider this a key factor in maintaining profitability. Our management seeks to reduce costs by:

     * using subcontractors to carry out home construction and site improvement on a fixed price basis;

     * reducing interest carry by minimizing our inventory of unsold homes and shortening the home construction cycle;

     * obtaining favorable pricing from subcontractors through long-term relationships and large volume jobs;

     *    minimizing overhead by centralizing certain administrative activities;
          and

     * maintaining management information systems to allow the monitoring of homebuilding production, scheduling, and budgeting.

DECENTRALIZED OPERATING STRUCTURE WITH EXPERIENCED DIVISION MANAGERS

     We rely upon the expertise of divisional managers. Each of our divisional managers has significant experience in their region's homebuilding market. Interaction between our divisional managers and corporate management provides enhanced operating results.

MARKETS AND PRODUCTS

     We operate in the Phoenix and Tucson, Arizona markets using the Monterey Homes brand name and recently announced the start of another division in Phoenix which will focus on more affordably priced homes and operate under the Meritage Homes name. In the Dallas/Fort Worth, Austin, and Houston, Texas markets, we operate as Legacy Homes. In the San Francisco Bay and Sacramento, California markets we operate as Meritage Homes of Northern California. We believe that these areas represent attractive homebuilding markets with opportunities for long-term growth. We also believe that our operations in certain markets, such as Phoenix and Dallas/Fort Worth, are well established and that we have developed a reputation for building distinctive quality homes within the market segments served by these communities.

     Meritage-built homes range from entry-level to semi-custom luxury, with base prices ranging from $100,000 to $600,000. Below is a summary of activity by market and product type (dollars in thousands):

                        Number Of                        Dollar
                          Homes   Average  Units In     Value of   Home Sites   Number of
                         Closed   Closing  Backlog At  Backlog At  Remaining     Active
                         In 1998   Price   Year End     Year End      (1)      Communities
                         -------   -----   --------     --------      ---      -----------
Arizona - Luxury ....     197     $ 402.3      146     $ 59,721       474           6
Arizona - Move-up....     120       222.4       34        6,658     1,097           5
Texas - Move-up .....     633       148.4      392       62,584     1,326          17
Texas- Entry Level...     299       121.4      111       14,594       925           6
California-Move-up...      42       456.7        5        1,737       773           2
                        -----     -------      ---     --------     -----          --
Total Company .......   1,291     $ 198.3      688     $145,294     4,595          36
                        =====     =======      ===     ========     =====          ==

(1) "Home Sites Remaining" is the number of homes that could be built both on the remaining lots available for sale and land to be developed into lots as estimated by management.

LAND ACQUISITION AND DEVELOPMENT

     We usually purchase land only after necessary entitlements have been obtained so that development and construction may begin as market conditions dictate. The term "entitlements" refers to development agreements, tentative maps, or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions that are usually within the developer's control. Even though entitlements are usually obtained before land is purchased, we are still required to secure a variety of other governmental approvals and permits during development. The process of obtaining such approvals and permits can substantially delay the development process. For this reason, we may consider purchasing unentitled property in the future when we can do so in a manner consistent with our business strategy.

     We select land for development based upon a variety of factors, including:

*    internal and external demographic and marketing studies;
* project suitability, which are generally developments with fewer than 150 lots;
* suitability for development within a one to three year time period from the beginning of the development process to the delivery of the last home;
* financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed, and the capital payback period;
*    the ability to secure governmental approvals and entitlements;
*    results of environmental and legal due diligence;
*    proximity to local traffic corridors and amenities; and
* management's judgment as to the real estate market, economic trends, and experience in a particular market.

     We occasionally purchase larger properties consisting of 200 to 500 lots or more if the situation presents an attractive profit potential and acceptable risk limitations.

     We acquire land through purchases and rolling option contracts. Purchases are financed through traditional bank financing or through working capital. Rolling options allow us to control lots and land through a third party who owns or buys the property on which we plan to build homes. We enter into an option contract with the third party to purchase finished lots as home construction begins. The option contracts are generally non-recourse and require non-refundable deposits of 2% to 10% of the sales price. We acquire a majority of our land through rolling option contracts.

     Once land is acquired, we generally begin development through contractual agreements with subcontractors. These agreements include site planning and engineering as well as constructing road, sewer, water, utilities, drainage, recreation facilities and other refinements. We often builds homes in master planned communities with home sites that are adjacent to or near a major amenity, like a golf course.

     We develop a design and marketing concept for each project, which includes determination of size, style, and price range of homes, street layout, size and layout of individual lots, and the overall community design. The product line offered in a particular project depends upon many factors, including the housing generally available in the area, the needs of a particular market, and our lot costs for the project. We occasionally use partnerships or joint ventures to purchase and develop land where these arrangements are necessary to acquire the property or appear to be otherwise economically feasible.

     The following table presents land owned or land under contract or option by market as of December 31, 1998.

                                                   LAND UNDER CONTRACT
                              LAND OWNED(1)            OR OPTION(1)
                          ----------------------  ---------------------
                                     LOTS UNDER             LOTS UNDER
                          FINISHED   DEVELOPMENT  FINISHED  DEVELOPMENT
                            LOTS     (ESTIMATED)    LOTS    (ESTIMATED)    TOTAL
                            ----     -----------    ----    -----------    -----
ARIZONA:
Phoenix Area ............    85           351         87          544      1,067
Tucson Area .............   122            --         84          327        533
                            ---         -----        ---        -----      -----
     Total Arizona ......   207           351        171          871      1,600
                            ---         -----        ---        -----      -----
TEXAS:
Dallas/Ft. Worth Area....   280           961        291          371      1,903
Austin Area .............    14           107         69          201        391
Houston Area ............    51            --         43          166        260
                            ---         -----        ---        -----      -----
     Total Texas ........   345         1,068        403          738      2,554
                            ---         -----        ---        -----      -----

CALIFORNIA:
Sacramento Area .........     1            --         32          226        259
San Francisco Bay Area...    --            --         --          492        492
                            ---         -----        ---        -----      -----
    Total California ....     1            --         32          718        751
                            ---         -----        ---        -----      -----
TOTAL COMPANY ...........   553         1,419        606        2,327      4,905
                            ===         =====        ===        =====      =====

-------------------

(1)  Excludes lots with finished homes or homes under construction

CONSTRUCTION

         We are the general contractor for our projects and typically hire subcontractors on a project-by-project or reasonable geographic proximity basis to complete construction at a fixed price. We usually enter into agreements with subcontractors and materials suppliers after receiving competitive bids on an individual basis. Before formal bidding begins, we obtain information from prospective subcontractors and suppliers in order to assess their financial condition and ability to perform their agreements. We occasionally enter into longer-term contracts with subcontractors and suppliers if our management can obtain more favorable terms. Our project managers and field superintendents coordinate and supervise the activities of subcontractors and suppliers, subject the work to quality and cost controls, and assure compliance with zoning and building codes.

     We specify that quality durable materials be used in the construction of our homes. We do not maintain significant inventories of construction materials with the exception of work in process materials for homes under construction. When possible, our management negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of our production volume. Usually, access to our principal subcontracting trades, materials, and supplies is readily available in each of our markets. Prices for these goods and services may fluctuate due to various factors, including supply and demand shortages that may be beyond our or our vendors' control. We believe that our relations with suppliers and subcontractors are good.

     We generally build and sell homes in clusters or phases within a project. We believe this creates efficiencies in land development and construction and improves customer satisfaction by reducing the number of vacant lots surrounding a completed home. A typical Meritage home is completed within three to eight months from the start of construction, depending upon the home's size and complexity. Schedules may vary depending on the availability of labor, materials, supplies, product type, location, and weather. We design our homes to promote efficient use of space and materials and to minimize construction costs and time.

     We generally provide a one-year limited warranty on workmanship and building material with each home. Subcontractors usually provide an indemnity and a certificate of insurance prior to receiving payments for their work. Thus, claims relating to workmanship and materials are usually the primary responsibility of the subcontractors. Reserves for future warranty costs are established based on historical experience within each division or region and are recorded when the homes are delivered. Reserves range from 3/10 of one per cent to 3/4 of one percent of a home's sale price. To date, these reserves have been sufficient to cover warranty repairs.

MARKETING AND SALES

     We believe that we have established a reputation for developing high quality homes. This reputation helps generate interest in each new project. We also use advertising and other promotional activities, including magazine and newspaper advertisements, brochures, direct mail, and the placement of strategically located signs in the immediate areas of our developments.

     We use furnished model homes as a tool in demonstrating the competitive advantages of our home designs and features to prospective homebuyers. We generally employ or contract with interior designers responsible for creating an attractive model home for each product line within a project. We generally build between one and four model homes for each active community, depending upon the number of homes to be built in the project and the products to be offered. We occasionally sell our model homes and lease them back from buyers who purchased the homes for investment purposes or who do not intend to move in immediately. A summary of model homes owned or leased follows:

                       MODEL    MODEL HOMES
                       HOMES      LEASED       MONTHLY LEASE   MODELS UNDER
                       OWNED       BACK           AMOUNT       CONSTRUCTION
                       -----       ----           ------       ------------
Arizona ..........      16            9          $23,000             7
Texas ............      22           --               --             7
California .......       3           --               --             3
                        --         ----          -------            --
       Total .....      41            9          $23,000            17
                        ==         ====          =======            ==

     Our homes are generally sold by full-time commissioned sales employees who typically work from a sales office located in the model homes for each project. Our goal is to ensure that the sales force has extensive knowledge of our operating policies and housing products. To achieve this goal, sales personnel are trained and attend periodic meetings to be updated on:

     *   sales techniques;
     *   competitive products in the area;
     *   financing availability;
     *   construction schedules;
     *   marketing and advertising plans;
     *   available product lines, and
     *   pricing, options, and warranties offered.

     Sales personnel are licensed real estate agents where required by law. Independent brokers also sell our homes and are usually paid a sales commission on the base price of the home.

     We occasionally offers various sales incentives, such as landscaping and certain interior home improvements, to attract buyers. The use and type of incentives depends largely on economic and competitive market conditions.

BACKLOG

     Most of our home sales are made under standard sales contracts signed before construction of the home begins. The contracts require substantial cash deposits and are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts but not yet closed are considered "backlog." We do not recognize revenue on homes in backlog until sales are closed and ownership has been legally transferred to the buyer. We sometimes build one or two homes per project before obtaining a sales contract, though these homes are not included in backlog until a sales contract is signed. We believe that we will deliver almost all homes in backlog as of December 31, 1998 to customers during 1999.

CUSTOMER FINANCING

     We attempt to help qualified homebuyers who require financing to obtain loans from unaffiliated mortgage lenders that offer a variety of financing options. We provide mortgage-banking services to our customers in our Dallas/Ft. Worth markets through a related mortgage lending company, Texas Home Mortgage Corporation, which originates loans on behalf of third party lenders. We may pay a portion of the closing costs and discount mortgage points to assist homebuyers with financing.

Since many homebuyers utilize long-term mortgage financing to purchase a home, adverse economic conditions, increases in unemployment, and high mortgage interest rates may deter or reduce the number of potential homebuyers.

CUSTOMER RELATIONS AND QUALITY CONTROL

         We believe that strong customer relations and an adherence to stringent quality control standards are fundamental to our continued success. We believe that our commitment to customer satisfaction and quality control have significantly contributed to our reputation as a high quality builder.

         A Meritage project manager or project superintendent, and a customer relations representative generally oversee compliance with our quality control standards for each development. These representatives allocate responsibility to:

     *    oversee home construction;
     *    oversee subcontractor and supplier performance;
     * review the progress of each home and conduct formal inspections as specific stages of construction are completed; and
     *    regularly update buyers on the progress of their homes.

COMPETITION AND MARKET FACTORS

         The development and sale of residential property is a highly competitive industry. We compete for sales in each of our markets with national, regional, and local developers and homebuilders, existing home resales, and to a lesser extent, condominiums and available rental housing. Some competitor homebuilders have significantly greater financial resources and/or lower costs than Meritage. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. We believe that we compare favorably to other homebuilders in the markets in which we operate due to our:

     * experience within our geographic markets which allows us to develop and offer new products;
     *    ability to reflect and adapt to changing market conditions;
     * ability, from a capital and resource perspective, to respond to market conditions;
     *    ability to exploit opportunities to acquire land on favorable terms;
          and
     *    reputation for outstanding service and quality products.

     The homebuilding industry is cyclical and is affected by consumer confidence levels, job availability, prevalent economic conditions in general, and interest rates. Other factors affecting the homebuilding industry and demand for new homes are changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends, availability of and changes in mortgage financing programs, and the availability and cost of land and building materials. Real estate analysts predict that new home sales in the Phoenix metropolitan area may slow in 1999 and that sales in the Tucson area will remain relatively flat. Home sales in the Texas and northern California markets are expected to show moderate growth or remain relatively flat. Any slowing in new home sales would increase competition among homebuilders in these areas. There is no assurance that we will be able to compete successfully against other homebuilders in our current markets in a more competitive business environment resulting from a slowdown in home sales or that such increased competition will not have a material adverse affect on our business and operating results.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

     We purchase most of our land with entitlements, providing for zoning and utility service to project sites and giving us the right to obtain building permits. Construction may begin almost immediately upon compliance with specified conditions, which generally are within our control. The time needed to obtain such approvals and permits affects the carrying costs of the unimproved property acquired for development and construction. The continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations, and their interpretation and application. To date, the government approval processes discussed above have not had a material adverse effect on our development activities, though there is no assurance that these and other restrictions will not adversely affect future operations.

     Because most of our land is entitled, construction moratoriums generally would only adversely affect us if they arose from health, safety, and welfare issues, such as insufficient water or sewage facilities. Local and state governments have broad discretion regarding the imposition of development fees for projects under their jurisdiction. These fees are normally established when we receive recorded maps and building permits. As we expand, we may also become increasingly subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums, "slow growth" initiatives or building permit allocation ordinances which could be implemented in future operating markets.

     We are also subject to a variety of local, state, and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. In some markets, we are subject to environmentally sensitive land ordinances which mandate open space areas with public elements in housing developments, and prevent development on hillsides, wetlands and other protected areas. We must also comply with flood plain restrictions, desert wash areas, native plant regulations, endangered species acts and view restrictions. These and similar laws may result in delays, cause substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, compliance with such ordinances has not materially affected our operations, though no assurance is given that such a material adverse effect will not occur in the future.

     We usually will condition our obligation to purchase property on, among other things, an environmental review of the land. However, there is no assurance that we will not incur material liabilities relating to the removal of toxic wastes or other environmental matters affecting land currently or previously owned. To date, we have not incurred any unanticipated liabilities relating to the removal of unknown toxic wastes or other environmental matters.

BONDS AND OTHER OBLIGATIONS

     We obtain letters of credit and performance, maintenance, and other bonds in support of our related obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with pending development activities. In the event the bonds or letters are drawn upon, we would be obligated to reimburse the issuer of the bond or letter of credit. At December 31, 1998 there were approximately $2.1 million of outstanding letters of credit and

$8.9 million of performance bonds for such purposes. We do not believe that any of these bonds or letters of credit are likely to be drawn upon.

MORTGAGE ASSETS ACQUIRED PRIOR TO MERGER

     Prior to the merger with Homeplex, we acquired a number of mortgage assets, consisting of mortgage interests (commonly known as "residuals") and mortgage instruments. During 1998 and 1997, we sold the mortgage assets for a gain or generated interest income from these assets prior to sale, of approximately $5.2 and $5.1 million, respectively.

EMPLOYEES AND SUBCONTRACTORS

     At December 31, 1998, we had 239 employees, including 58 in management and administration, 51 in sales and marketing, and 130 in construction operations. The employees are not unionized, and we believe that our employee relations are good. We act solely as a general contractor and all construction operations are conducted through project managers and field superintendents who manage third party subcontractors. We use independent contractors for construction, architectural and advertising services, and believe that our relations with subcontractors and independent contractors are good.

NOL CARRYFORWARD

     As of December 31, 1998, we had a federal income tax NOL Carryforward of approximately $12.5 million, which expires at various times between 2007 and 2009. Income tax payments are to be reduced during the period the NOL Carryforward is available and will consist primarily of state income taxes (since use of the our state net operating loss may be significantly limited) and the federal alternative minimum tax. Although the NOL Carryforward provides us with a significant financial benefit, there is a risk that failure to utilize this tax limitation could have a material adverse affect on our operations and the value of our securities.

     The ability to use the NOL Carryforward to offset future taxable income would be substantially limited under Federal tax laws if an "ownership change" within the meaning of tax laws has occurred or occurs with respect to Meritage before the NOL Carryforward expires. We believe that:

     * there was no "ownership change" of Meritage prior to the effective date of the merger with Homeplex;
     *    the merger with Homeplex did not cause an "ownership change;" and
     *    the Legacy combination did not cause an "ownership change."

     Amendments to our Articles of Incorporation, which became effective on the effective date of the Homeplex merger, include restrictions on the transfer of our common stock designed to prevent an "ownership change" after the merger.

     Under Federal tax laws, we may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by Monterey at the time of the merger (or to offset taxable income resulting from the sale of certain assets acquired in the Legacy combination) to the extent that the fair market value of such assets at the time of the merger (or at the time of the Legacy combination) exceeded their tax basis as of the relevant date. There is no assurance that we will have sufficient earnings in the future to fully utilize the NOL Carryforward.

YEAR 2000 COMPLIANCE

     The year 2000 presents potential concerns for business computing due to calculation problems from the use of a two-digit format as the year changes from 1999 to 2000. The problem affects certain computer software, hardware, and other systems containing processors and embedded chips. Consequently, information technology ("IT") systems and non-IT systems (collectively, "business systems") may not be able to accurately process certain transactions before, during, or after January 1, 2000. As a result, business and governmental agencies are at risk for potential disruption from business systems malfunctions or failures. This is commonly referred to as the Y2K issue. We could be impacted by failures of our own business systems as well as those of our suppliers and business partners. We are in the process of implementing our Y2K compliance program that consists of business systems identification, testing and remediation, assessments of critical suppliers, and contingency planning.

     The compliance program's first component is the identification of Meritage's business systems for purposes of evaluating which systems are Y2K compliant and which will be replaced or remediated. This phase is complete.

     The second part of the program is the evaluation and replacement or remediation of our business systems that are not Y2K compliant. We have converted to new versions of substantially all of our homebuilding database systems, which has reduced the scope of the compliance program. We believe the replacement or remediation of the remaining systems will be complete by June 1, 1999.

     We have identified critical suppliers and business partners ("key business partners") and are taking steps to determine their Y2K readiness. These steps include interviews and other types of inquiries. Because of the number of business systems used by key business partners and the varying levels of Y2K readiness, it is difficult to assess the likelihood and impact of a malfunction due to this issue. We are not currently aware of any business relationships with key business partners that we believe will likely result in a significant disruption of our business. However, a Y2K failure could occur and have an adverse impact on us. Management currently believes that Meritage's greatest risk is with suppliers, banking and financial institutions, and suppliers of telecommunications services, all of which are operating within the United States. Potential consequences of Meritage or its key business partners having business systems that are not Y2K compliant include delays in receiving homebuilding components and supplies.

     Concurrent with the remediation and evaluation of our business systems and those of our key business partners, we are developing contingency plans to decrease the risks that could occur in the event of a Y2K related business disruption. Contingency plans may include increasing the level of homebuilding components, securing additional financing or other actions management deems advisable. Estimated costs associated with developing and implementing contingency measure are expected to be minimal.

     The remediation and testing of our business systems will cost an estimated $160,000. These costs are to be expensed in the period incurred and funded through cash flows from operations.

Expenses through December 31, 1998 approximated $110,000. The financial impact is not expected to be material to our financial position or results of operations.

     The scheduled completion dates and costs associated with the various components of the Y2K compliance program described above are estimated and are subject to change.

FACILITIES

     Meritage leases the following office space:


                             SQUARE        ANNUAL
      CITY                   FOOTAGE     LEASE RATE      TERM        EXPIRATION
      ----                   -------     ----------     -------      ----------
Plano, Texas(1)              13,000       $171,300      5 years        5/15/02
Phoenix, Arizona(1)          11,000        211,700      5 years         9/1/99
Tucson, Arizona               2,800         49,700      3 years        11/1/01
Austin, Texas                 1,100         21,800      1 year         3/31/99
Houston, Texas                  900          9,500      1 year          7/1/99
Walnut Creek, California      2,800         50,500      2 years        7/14/00

(1) Leases are with companies owned beneficially either by one of Meritage's Co-Chairmen or by one of Meritage's Co-Chairmen and a director. Management believes lease rates are competitive with rates for comparable space in the area and terms of the leases are similar to those Meritage could obtain in an arm's length transaction.

     We lease nine model homes at a total monthly lease amount of $23,000. The leases are for terms ranging from six months to 26 months, with renewal options ranging from one to six months, on a month-to-month basis.

LEGAL PROCEEDINGS

     We are involved in various routine legal proceedings incidental to our business. Management believes that none of these legal proceedings, certain of which are covered by insurance, will have a material adverse impact on our financial statements taken as a whole.

                             MANAGEMENT OF MERITAGE

DIRECTORS AND EXECUTIVE OFFICERS

     Our Articles of Incorporation divide the board of directors into two classes serving staggered two-year terms. Class I consists of four directors whose terms expire at the 2000 Annual Meeting of Stockholders. Class II consists of three directors, all of whom were re-elected at our 1999 Annual Meeting of Stockholders on May 19, 1998 and whose terms expire at the 2001 Annual Meeting of Stockholders. Information concerning our directors and executive officers is presented below.

     NAME                      AGE           POSITION WITH MERITAGE
     ----                      ---           ----------------------
Steven J. Hilton               37            Co-Chairman and Co-Chief Executive
                                             Officer, Class I Director
John R. Landon                 41            Co-Chairman and Co-Chief Executive
                                             Officer, Class II Director
Larry W. Seay                  43            Chief Financial Officer and Vice
                                             President - Finance, Secretary and
                                             Treasurer
Richard T. Morgan              43            Vice President
Anthony C. Dinnell             47            Vice President
William W. Cleverly            43            Class I Director
Alan D. Hamberlin(2)           50            Class I Director
Raymond Oppel(1)               42            Class I Director
Robert G. Sarver(1)            37            Class II Director
C. Timothy White(2)            37            Class II Director

------------
(1)  Audit Committee Member
(2)  Compensation Committee Member

     STEVEN J. HILTON has served as Co-Chairman and Co-Chief Executive Officer since April 1998, and served as Meritage's President and Co-Chief Executive Officer from December 31, 1996 to April 1998. In 1985, Mr. Hilton co-founded Monterey, which merged with Homeplex, our predecessor, and was its Treasurer, Secretary and a Director until December 31, 1996. Mr. Hilton is a member of the Central Arizona Homebuilders' Association, the National Homebuilders' Association, the National Board of Realtors and the Scottsdale Board of Realtors.

     JOHN R. LANDON has served as Co-Chairman and Co-Chief Executive Officer since April 1998 and served as Meritage's Chief Operating Officer and Co-Chief Executive Officer from the July 1997 combination with Legacy Homes to April 1998. Mr. Landon founded Legacy Homes in 1987 and as its President, managed all aspects of it's business. Mr. Landon is a member of the National Association of Homebuilders and the Dallas Home and Apartment Builders' Association.

     LARRY W. SEAY has served as Chief Financial Officer and Vice President-Finance since December 31, 1996, and has also served as our Secretary and Treasurer since January 1997. Mr. Seay was Chief Financial Officer and Vice President-Finance of Monterey Homes from April 1996 to December 31, 1996. From 1990 to 1996, Mr. Seay served as Vice President/Treasurer of UDC Homes, Inc., a homebuilding company based in Phoenix, Arizona. In May 1995, UDC Homes, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization proceedings in November 1995. Prior to 1990, Mr. Seay was Treasurer and Chief Financial Officer of Emerald Homes, Inc., also a Phoenix, Arizona-based homebuilding company, and was an audit manager at Deloitte & Touche LLP. Mr. Seay is a certified public accountant and a member of the American Institute of Certified Public Accountants.

     RICHARD T. MORGAN has served as Vice President since April 1998 and also has served as Chief Financial Officer of Meritage's Texas Division since July 1997. Mr. Morgan joined Legacy Homes in November 1989 as Controller to develop and manage the accounting department and administrative staff. He was appointed as Legacy's Chief Financial Officer in January 1997.

     ANTHONY C. DINNELL has served as Vice President of Meritage since December 1996 and has managed the Phoenix division since February 1998. From 1992 to 1996 he was the Vice President-Marketing and Sales for Monterey. Mr. Dinnell is on the Sales and Marketing Council for the Central Arizona Homebuilders' Association and a member of the National Homebuilders' Association.

     WILLIAM W. CLEVERLY has served as a Director since December 31, 1996. He served as one of Meritage's Co-Chairmen and Co-Chief Executive Officers (or Co-Managing Directors) from April 1998 to March 1999, and as Chairman of the Board and Co-Chief Executive Officer from December 31, 1996 to April 1998. Mr. Cleverly co-founded Monterey in 1985, and was its President and Director until December 31, 1996, when it merged with Meritage. Mr. Cleverly is a member of the Central Arizona Homebuilders' Association and the National Homebuilders' Association.

     ALAN D. HAMBERLIN has served as a Director since our inception in July 1988, has served as Chief Executive Officer from July 1988 until December 31, 1996, and as Chairman of the Board of Directors from January 1990 to December 31, 1996. He also served as our President from July 1988 until September 1995. Mr. Hamberlin has been the President of Courtland Homes, Inc., a Phoenix, Arizona single-family residential homebuilder, since July 1983. Mr. Hamberlin has been a director of American Southwest Financial Corporation and American Southwest Finance Co., Inc. since their organization in September 1982, a director of American Southwest Affiliated Companies since its organization in March 1985 and a director of American Southwest Holdings, Inc. since August 1994.

     RAYMOND OPPEL has served as a Director since December 1997, and has been in the construction, real estate, and retail industries for over 20 years. In 1982, he co-founded and became Chairman and Chief Executive Officer of the Oppel Jenkins Group, a regional homebuilder in Texas and New Mexico with annual sales of over $100 million, which was sold to the public homebuilder Kaufman & Broad, Inc. in 1995. Mr. Oppel served as president of the Texas Panhandle Builder's Association and has been a licensed real estate broker since 1984. Mr. Oppel is currently active as a private investor in real estate development, banking, and a new automobile dealership.

     ROBERT G. SARVER has served as a Director since December 1996, and has been the Chairman and Chief Executive Officer of California Bank and Trust since October 1998. From 1995 to 1998, he served as Chairman of Grossmont Bank. Mr. Sarver is currently a director of Zion's Bancorporation, a publicly held bank holding company. In 1990, Mr. Sarver co-founded and currently serves as the Executive Director of Southwest Value Partners and Affiliates, a real estate investment company. In 1984, Mr. Sarver founded National Bank of Arizona, Inc. and was its President until its acquisition by Zion's Bancorporation in 1994.

     C. TIMOTHY WHITE has served as a Director since in December 1996, and served as a director of Monterey from February 1995 until December 1996. Since 1989, Mr. White has been an attorney with the law firm of Tiffany & Bosco, P.A. in Phoenix, Arizona, which provides legal services to Meritage.

COMMITTEES OF THE BOARD OF DIRECTORS

     COMPENSATION COMMITTEE. The Compensation Committee of the Board of Directors consists of Messrs. Hamberlin and White, who are non-employee members of the Board of Directors. The Compensation Committee reviews all aspects of compensation of executive officers of Meritage and makes recommendations on such matters to the full Board of Directors.

     AUDIT COMMITTEE. The Audit Committee consists of Mr. Oppel and Mr. Sarver. The Audit Committee makes recommendations to the Board concerning the selection of independent auditors, reviews our financial statements and considers such other matters in relation to the external audit of our financial affairs as may be necessary or appropriate to facilitate accurate and timely financial reporting.

     OTHER COMMITTEES. We do not maintain a standing nominating committee or other committee performing similar functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. White is a shareholder of Tiffany & Bosco, P.A., a Phoenix, Arizona law firm that provides legal services to Meritage. In 1998 Meritage paid Tiffany & Bocso approximately $321,000 in legal fees.

DIRECTOR COMPENSATION

     Directors who are not employees of Meritage received an annual retainer of $10,000 in 1998, an amount that was increased to $12,000 for 1999. Non-employee directors are not additionally compensated for attending Board or Committee meetings. In 1997 and 1999, non-employee directors were granted options to acquire 5,000 shares of Meritage common stock as additional consideration for their services. The options vest in equal 2,500 share increments on each of the first two anniversary dates of the date of grant and have an exercise price equal to the closing price of the common stock on the grant date.

EXECUTIVE COMPENSATION

     The following table summarizes compensation we paid to our Co-Chief Executive Officers (previously called Managing Directors) and to our other most highly compensated executive officers for the fiscal year ended December 31, 1998, based on salary and management incentive plan bonuses. None of the officers named below received compensation from Meritage during 1996.

                         1998 SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                    ANNUAL COMPENSATION             AWARDS
                                              ---------------------------------  ------------      ALL OTHER
          NAME AND PRINCIPAL POSITION         YEAR     SALARY($)     BONUS($)     OPTIONS(#)     COMPENSATION($)
          ---------------------------         ----     ---------     --------     ----------     ---------------
Steven J. Hilton - Co-Chairman and            1998         210,000      200,000          --          30,438
   Co-Chief Executive Officer                 1997         200,000      200,000          --          31,905
John R. Landon - Co-Chairman and              1998         210,000      200,000          --          22,183
   Co-Chief Executive Officer                 1997         200,000      200,000     166,667          11,700
William W. Cleverly - Director(1)             1998         210,000      200,000          --          35,108
                                              1997         200,000      200,000          --          31,905
Anthony C. Dinnell -Vice President-           1998         125,000      130,000       5,000          11,914
   Phoenix                                    1997          90,000      149,445      10,000           9,589
Larry W. Seay - Chief Financial Officer,      1998         120,726       90,000          --           9,884
   Vice President-Finance, Secretary and      1997         113,750       85,000      12,500           6,575
   Treasurer

(1) For the fiscal years ended December 31, 1997 and 1998, Mr. Cleverly served as a Co-Chief Executive Officer (Co-Managing Director). He resigned as an officer in March 1999 and his separation agreement is described below. Mr. Cleverly continues to serve as a Director of and a consultant to Meritage.


OPTION GRANTS IN 1998

         The following table lists stock options granted in 1998 to the officers named in the Summary Compensation Table above. The amounts shown as potential realizable values rely on arbitrarily assumed share price appreciation rates prescribed by the SEC over the ten-year term of the options. In assessing those values, please note that the ultimate value of the options depends on actual future share values and do not necessarily reflect management's assessment of Meritage's future stock price performance. The potential realizable values are not intended to indicate the value of the options.

                                          INDIVIDUAL GRANTS
                       -------------------------------------------------------     POTENTIAL REALIZABLE VALUE AT
                                       PERCENTAGE OF                               ASSUMED ANNUAL RATES OF STOCK
                            SHARES     TOTAL OPTIONS                                     PRICE APPRECIATION
                          UNDERLYING     GRANTED TO   EXERCISE OR                          FOR OPTION TERM
                           OPTIONS       EMPLOYEES    BASE PRICE    EXPIRATION     ------------------------------
           NAME          GRANTED (#)      IN 1998      ($/SHARE)       DATE           0%          5%        10%
           ----          -----------      -------      --------        ----        -----       -------   --------
Steven J. Hilton               --            --             --            --         --             --         --
John R. Landon                 --            --             --            --         --             --         --
William W. Cleverly            --            --             --            --         --             --         --
Anthony C. Dinnell          5,000           8.7         $17.12       4/27/08         --        $53,874   $136,489
Larry W. Seay                  --            --             --            --         --             --         --

AGGREGATED OPTION EXERCISES IN 1998 AND OPTION VALUES AT END OF FISCAL YEAR 1998

     The following table lists the number of shares acquired and the value realized as a result of options exercised during 1998 for the listed officers. The table contains values for "in the money" options, which are those with a positive spread between the exercise price and the December 31, 1998 share price of $12.1875. The values are the difference between the year-end price per share and the exercise price per share, multiplied by the number of applicable shares "in the money." These values have not been and may never be realized. The options might never be exercised, and the value, if any, will depend on the share price on the exercise date.

                                                                                  VALUE OF UNEXERCISED
                                                      NUMBER OF UNEXERCISED       IN-THE-MONEY OPTIONS
                                                        OPTIONS AT FISCAL               AT FISCAL
                         SHARES                            YEAR END (#)                YEAR END ($)
                       ACQUIRED ON      VALUE       -------------------------   -------------------------
          NAME         EXERCISE (#)   REALIZED ($)  EXERCISABLE UNEXERCISABLE   EXERCISABLE UNEXERCISABLE
          ----         ------------   -----------   ----------- -------------   ----------- -------------
Steven J. Hilton             --             --         96,110        70,557        666,763     489,489
John R. Landon               --             --         40,555       126,112        281,350     874,902
William W. Cleverly          --             --         96,110        70,557        666,763     489,489
Anthony C. Dinnell        2,000         15,010             --        13,000             --      52,540
Larry W. Seay               300          2,720          2,200        10,000         11,509      53,915

CHANGE OF CONTROL ARRANGEMENTS

         If Meritage undergoes a change of control that is required to be reported on Form 8-K under securities laws before the third anniversary of the effective dates of their stock option agreements, the options granted to Messrs. Hilton and Landon under their stock option agreements will vest in full and be immediately exercisable.

EMPLOYMENT AGREEMENTS

     In connection with the merger of Monterey into Homeplex, we entered into an employment agreement and related stock option agreement with Mr. Steven J. Hilton and Mr. William W. Cleverly, which are described further below. Mr. Cleverly resigned from Meritage effective March 18, 1999. In connection with our July 1997 combination with Legacy, we entered into an employment agreement and related stock option agreement with Mr. John R. Landon, under which Mr. Landon was appointed Chief Operating Officer and Co-Chief Executive Officer and was granted stock options.

     Meritage's employment agreements with each of Mr. Hilton and Mr. Landon provide for an initial base salary of $200,000 per year (increasing by 5% of the prior year's base salary per year) and an annual bonus for 1997 and 1998 equal to the lesser of 4% of Meritage's pre-tax consolidated net income or $200,000. Thereafter, both agreements provide that the bonus percentage payout of consolidated net income will be determined by the Compensation Committee of the Board of Directors. In no event may the bonus paid in any year exceed $200,000 per employee. The Hilton agreement has a term ending December 31, 2001 and the Landon agreement has a term ending June 30, 2001. Messrs. Hilton and Landon serve as Co-Chairmen and Co-Chief Executive Officers of Meritage. Mr. Landon's agreement also included provisions for Meritage to pay him additional consideration not to exceed $15 million, based on Meritage's earnings. Additional consideration was approximately $2.8 million in 1997 and $7.0 million in 1998, and was paid subsequent to each year-end. Meritage's Board of Directors removed the contingent nature of the remaining $5.2 million in 1999, which will be paid to Mr. Landon in January 2000.

     Under his agreement, if Mr. Hilton voluntarily terminates his employment or is discharged for "cause," Meritage has no further obligation to pay him salary or bonus. If Mr. Hilton is terminated during the term of his agreement without "cause", Meritage will be obligated to pay him his then current annual salary through the term of the agreement. If Mr. Hilton is terminated as a result of his death or permanent disability, Meritage will be obligated to pay him his current annual salary for six months after termination, plus a pro rated bonus.

     Under his agreement, if Mr. Landon voluntarily terminates his employment without good reason or is discharged for cause, Meritage has no further obligation to pay him salary or bonus. Meritage will be obligated to pay Mr. Landon his then current base salary through the end of the stated term of employment in the event of termination by Meritage without cause or if Mr. Landon resigns for good reason, or for six months after termination in the event of death or disability and a pro rated bonus.

     "Cause" under the Hilton agreement and the Landon agreement is defined to mean an act or acts of dishonesty constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of Meritage. "Cause" under the Landon agreement also includes willful disregard of the employee's primary duties to Meritage. "Good Reason" under the Landon agreement is defined to include:

     * assignment of duties inconsistent with the scope of the duties associated with Mr. Landon's titles or positions or which would require Mr. Landon to relocate his principal residence outside the Dallas/Fort Worth, Texas metropolitan area;

     * failure by Meritage to pay any part of the deferred payments due in connection with the Legacy combination agreement;

     * termination of Mr. Landon for cause and it is determined that cause did not exist; or

     * Meritage's failure to make certain working capital arrangements available to the Texas division.

     The agreements with Messrs. Hilton and Landon contain five-year non-compete provisions that restrict them from:

     * engaging in the homebuilding business and, with respect to Mr. Landon, the mortgage brokerage or banking business;

     * recruiting, hiring or discussing employment with any person who is, or within the past six months was, an employee of Meritage;

     * soliciting any customer or supplier of Meritage for a competing business or otherwise attempting to induce any customer or supplier to discontinue its relationship with Meritage; or

     * except solely as a limited partner with no management or operating responsibilities, engaging in the land banking or lot development business.

     The foregoing provisions shall not restrict:

     *    the ownership of less than 5% of a publicly-traded company; or

     * if the employment of either Mr. Hilton or Mr. Landon is terminated under his respective employment agreement, engaging in the custom homebuilding business, or the production homebuilding business outside a 100 mile radius of any Meritage project or outside Northern California, or engaging in the land banking or lot development business. The non-compete provisions survive the termination of the Hilton agreement unless Mr. Hilton is terminated without cause. The non-compete provisions under the Landon agreement survive termination of that agreement unless Mr. Landon is terminated without cause or resigns for good reason.

     The Hilton employment agreement also provides for the grant to Mr. Hilton (and our employment agreement with Mr. Cleverly also provided for the grant to Mr. Cleverly) of options to purchase an aggregate of 166,667 shares of common stock each at an exercise price of $5.25 per share (the "Employment Options"). The Employment Options expire on December 31, 2002 and vest annually over three years in equal increments beginning on the first anniversary of the effective date of the Homeplex merger; provided, however, the Employment Options will vest in full and will be exercisable upon a change of control of Meritage prior to the third anniversary of the effective date of the Homeplex merger. If Mr. Hilton voluntarily terminates his employment with Meritage, his Employment Options will be exercisable for a period of six months following such termination. If Mr. Hilton is terminated without cause, his Employment Options will be immediately vested in full and will be exercisable until December 31, 2002. If Mr. Hilton's employment with Meritage is terminated as a result of death or disability, his Employment Options will be exercisable for a period of one year following such termination. If Meritage terminates Mr. Hilton's employment for Cause, his Employment Options will terminate immediately.

     The Landon employment agreement also provides for the grant to Mr. Landon of an option to purchase an aggregate of 166,667 shares of our common stock at an exercise price of $5.25 per share (the "Landon Employment Option"). The Landon Employment Option is exercisable as follows: 55,555 shares on July 1, 1998, 55,556 shares on July 1, 1999, 55,556 on July 1, 2000; provided, however, that the Landon Employment Option shall become exercisable in full if there is a change of control of Meritage prior to July 1, 2000. If we discharge Mr. Landon for cause, the Landon Employment Option will terminate immediately. If Mr. Landon voluntarily terminates his employment with us, or if his employment is terminated as a result of his death or disability, then the Landon Employment Option (all 166,667 shares) will be exercisable for a period of six months following such termination. If Mr. Landon is terminated without cause, the Landon Employment Option (all 166,667 shares) will be immediately exercisable until July 1, 2001.

     Effective March 18, 1999, William Cleverly, one of the Monterey Shareholders, resigned as Managing Director of Meritage. Mr. Cleverly will continue to serve on Meritage's Board of Directors and as a consultant to Meritage. In connection with Mr. Cleverly's resignation, Meritage and Mr. Cleverly entered into a separation and consulting agreement (the "separation agreement"). Under the separation agreement, Meritage agreed to buy out Mr. Cleverly's employment agreement for $656,375, an amount equal to his salary through the end of his employment term and his pro-rated bonus through March 31, 1999. Mr. Cleverly also remains entitled to the Contingent Stock he was granted in connection with the merger with Homeplex and to his Employment Options, which contains terms identical to Mr. Hilton's Employment Options described above. The separation was deemed a termination without cause under Mr. Cleverly's employment agreement with Meritage.

     For three years from the effective date of the separation agreement, Mr. Cleverly will consult on Meritage's new product development and other areas agreed upon by the parties. Mr. Cleverly will not be required to spend more than 25 hours per month in his capacity as a consultant to Meritage. The separation agreement contains a non-compete provision which prohibits Mr. Cleverly from competing with Meritage for three years following the effective date. The non-compete provision is subject to various exceptions. In consideration for Mr. Cleverly's covenant not to compete, Meritage will pay Mr. Cleverly $285,000 payable in quarterly installments of $23,750 beginning in June 1999.

     For five years from the effective date of the separation agreement, Meritage will nominate Mr. Cleverly for election to the Meritage Board of Directors, so long as he owns greater than 275,000 shares of Meritage stock or unless he has committed any act that constitutes "cause" as defined in his previous employment agreement (which was identical to Mr. Hilton's described above).

     In connection with the separation agreement, both Mr. Cleverly and Meritage released the other party from any liabilities or obligations either party had or may have against such party in the future, subject to certain exceptions.

     We also have employment agreements with Larry W. Seay and Anthony C. Dinnell. Both agreements are designed to provide for an initial base salary ($120,750, increased to $150,000 for 1999 under the Seay agreement and $125,000, increased to $135,000 for 1999 under the Dinnell agreement) and an annual bonus based on other achievements or specific performance objectives. Compensation is subject to continuing employment and standard employment policies. The Seay and Dinnell agreements have terms ending January 1, 2001, and January 1, 2000 respectively. During the terms of both agreements, each employee agrees:

     * not to engage in the business of providing any homebuilding products or services where Meritage does or proposes to do business;
     * not to solicit for employment anyone who works for or contracts with Meritage for one year after the last date the employee is with the Company;
     * not to solicit or take away any of our customers or disclose potential customers to our competitors.

     If the employee is terminated without "cause," each employee will be entitled to receive:

     *    an amount equal to 50% of his base salary;
     *    50% of his average bonus for the previous three fiscal years;
     * acceleration of his stock options as if he held them through the end of the following fiscal year.

     If the employee voluntarily terminates his employment within twelve months following a change of control of Meritage due to a demotion, he will be entitled to receive:

     *    an amount equal to 100% of his base salary;
     *    100% of his average bonus for the previous three fiscal years; and
     *    vesting in full of all his stock options.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table summarizes, as of April 26, 1999, the number and percentage of outstanding shares of Meritage common stock beneficially owned by the following:


     * each person known by management to beneficially own more than 5% of such stock;
     *    all Meritage directors;
     * all executive officers named in the compensation summary under "Executive *ompensation" above; and
     *    all Meritage directors and executive officers as a group.

     The address for each beneficial owner is c/o Meritage Corporation, 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250. The number of shares includes, where applicable, shares of common stock owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or the power of disposition.

                                      NUMBER                         PERCENT OF
                                    OF SHARES    RIGHT TO            OUTSTANDING
NAME OF BENEFICIAL OWNER              OWNED     ACQUIRE(1)    TOTAL   SHARES(1)
------------------------              -----     ----------    -----   ---------
Steven J. Hilton                     664,359      96,110     760,469     13.7%
John R. Landon(2)                    666,667(2)   40,555     707,222     12.8%
William W. Cleverly                  667,692      96,110     763,802     13.7%
Alan D. Hamberlin(3)                  12,633     358,102     370,735      6.4%
Robert G. Sarver                     163,200       5,000     168,200      3.1%
C. Timothy White                       3,316       5,000       8,316        *
Ray Oppel                             15,000       2,500      17,500        *
Anthony C. Dinnell                       540       1,000       1,540        *
Larry W. Seay                             --       4,200       4,200        *
All directors and executive
officers as a group (15 persons)   2,199,011     620,577   2,819,578     50.6%

----------
*    Represents less than 1%.

----------
(1) The percentages shown include the shares of common stock actually owned as of April 26, 1999, and the shares which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock which the identified person had the right to acquire within 60 days of April 26, 1999, upon exercise of options, are deemed to be outstanding for the purpose of computing the percentage of the shares owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2) All 666,667 shares are owned with Eleanor Landon, spouse, as tenants-in-common.

(3) Mr. Hamberlin indirectly beneficially owns 12,633 shares through a partnership.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     Since September 1994, we have leased approximately 11,000 square feet of office space in a Scottsdale, Arizona office building from a limited liability company owned by Messrs. Hilton and Cleverly. The lease has a five-year term, and we have an option to expand our space in the building and renew the lease for additional terms at rates that are competitive with those in the market at such time. Rents paid to the limited liability company totaled $210,816 in 1998, $192,487 in 1997 and $173,160 in 1996. Management believes that the lease terms are no less favorable than those that could be negotiated in an arm's length transaction.

     Since July 1, 1997, we have leased space in Plano, Texas from Home Financial Services, a Texas partnership owned by John and Eleanor Landon. The lease expires May 15, 2002. Rents paid to the partnership were $169,294 in 1998 and $81,588 in 1997. Management believes the lease terms are no less favorable than those that could be negotiated in an arm's length transaction.

     We paid legal fees to Tiffany & Bosco, P.A. of approximately $321,000 in 1998 and $236,000 in 1997. C. Timothy White, one of our directors, is a shareholder of Tiffany and Bosco, P.A.

     In 1998, we purchased 35 lots for development in Arizona from a business controlled by the spouse of one of our directors. The total amount paid for the lots was approximately $1,314,000, a price management believes is no less favorable than we could have negotiated in an arm's length transaction.

     In 1999, Mr. Landon personally purchased 27.25 acres of undeveloped land in Allen, Texas, on behalf of Meritage. Mr. Landon is in the process of selling the land to us at no gain. The acquisition price of the property was $985,735.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary contains certain information about our capital stock. This section describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our Articles of Incorporation and By-laws and by the provisions of applicable law.

COMMON STOCK

     We are authorized to issue up to 50,000,000 shares of common stock, $0.01 par value. As of April 26, 1999 there were 5,425,830 shares of common stock outstanding, held of record by approximately 380 holders. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Upon the liquidation, dissolution or winding up of Meritage, the holders of common stock of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive (other than as determined in the sole discretion of our board of directors), subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares subject to Warrants will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may issue in the future. We are not currently authorized to issue preferred stock under our Articles of Incorporation.

     Our Articles of Incorporation contain a provision allowing action to be authorized by the affirmative vote of the holders of a majority of the total number of shares of common stock outstanding and entitled to vote thereon notwithstanding any provision of law requiring the authorization of the action by a greater proportion than such a majority. This provision may allow authorization of certain extraordinary transactions and amendment of our Articles of Incorporation, including an amendment changing the terms or contract rights of any of our outstanding common stock by classification, reclassification, or otherwise, by the affirmative vote of the holders of a majority of the shares of common stock outstanding. But for such provision, under Maryland law, such extraordinary transactions and amendment of our Articles of Incorporation, with certain limited exceptions, would require the affirmative vote of the holders of two-thirds of the outstanding common stock entitled to vote thereon. The common stock is also subject to significant restrictions on transfer, as described below.

WARRANTS

     The Warrants were issued in October 1994 and are governed by the Warrant Agreement effective as of October 17, 1994 (the "Warrant Agreement") between us and Norwest Bank Minnesota, N.A. (the "Warrant Agent"). Holders of Warrants are referred to the Warrant Agreement which is included as an exhibit to the Registration Statement for a complete statement of the terms of the Warrants. The following summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement. Capitalized terms used in this description of the Warrants and not defined herein have the meanings given to them in the Warrant Agreement.

     Each Warrant entitles the holder to purchase one share of common stock for $4.0634 per share (the "Purchase Price"), subject to adjustment as described herein. Warrants currently entitle the holders thereof to acquire 92,924 shares of common stock. The Warrants became exercisable on the effective date of the merger between Homeplex and Monterey and will continue to be exercisable through October 15, 2001 except as provided in the following sentence. In the event that notice is given in accordance with the Warrant Agreement in connection with the liquidation, dissolution, or winding up of Meritage, the right to exercise the Warrants will expire at the close of business on the third full business day before the date specified in such notice as the record date for determining registered holders entitled to receive any distribution upon such liquidation, dissolution, or winding up. We may not redeem the Warrants.

     On the effective date of the merger between Homeplex and Monterey, the Monterey warrants were converted into Warrants, and Meritage assumed all of the rights and obligations of Monterey under the Warrant Agreement.

     The Warrants may be exercised in whole or in part by surrendering at the office of the Warrant Agent in Minneapolis, Minnesota, the Warrant Certificate evidencing such Warrants, together with a subscription in the form set forth on the reverse of the Warrant Certificate, duly executed and accompanied by payment of the Purchase Price, in U.S. dollars, by tender of federal funds or a certified or bank cashier's check, payable to the order of the Warrant Agent. As soon as practicable after such exercise, we will cause to be issued and delivered to the holder or upon his order, in such name or names as may be directed by him, a certificate or certificates for the number of full shares of common stock to which he is entitled. If fewer than all of the Warrants evidenced by a Warrant Certificate are exercised, the Warrant Agent will deliver to the exercising Warrant holder a new Warrant Certificate representing the unexercised portion of the Warrant Certificate. Fractional shares will not be issued upon exercise of a Warrant, and in lieu thereof, we will pay to the holder an amount in cash equal to such fraction multiplied by the Current Market Price Per Share, determined in accordance with the Warrant Agreement.

     The person in whose name the certificate is to be issued will be deemed to have become the holder of record of the stock represented thereby on the date when the Warrant Certificate with the subscription duly executed and completed is surrendered and payment of the Purchase Price is made, unless the stock transfer books of ours are closed on such date, in which case, such person will be deemed the record holder of the shares at the close of business on the next succeeding date on which the stock transfer books are opened.

     No service charge will be made for registration of transfer or exchange of any Warrant Certificate. We may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

     Subject to certain conditions and limitations, the number of Warrant Shares issuable upon the exercise of the Warrants and/or the Purchase Price are subject to adjustment in certain events including: (i) the issuance of common stock (including in certain cases the issuance in a public offering of any stock, securities, obligation, option, or other right or warrant that may be converted into, exchanged for, or satisfied in shares of common stock) for consideration per share less than the Purchase Price prior to such issue, (ii) the declaration of a dividend on common stock payable in common stock or the subdivision, combination, or issuance of capital stock in connection with a reclassification of common stock, (iii) any distribution of Meritage's assets upon or with respect to its common stock as a liquidating or partial liquidating dividend, and (iv) the issuance of stock, securities, rights, options, or warrants to all holders of the common stock or in an integrated transaction where more than 99% of such instruments or securities are acquired by persons who, prior to the transaction, were Meritage security holders, entitling them to subscribe for or purchase common stock or securities convertible into common stock at a price per share less than the Current Market Price Per Share on the record date for the issuance of such securities, instruments, or rights or the granting of such securities, options, or warrants. The Current Market Price Per Share of our common stock on any date is determined in reference to (i) the average of the daily closing prices (or if no sale is made on any trading date, the average of the closing bid and asked prices) for the thirty consecutive trading days commencing thirty-five trading days before such date, if our common stock is listed on an exchange, (ii) the average of the last reported sale price or prices or the mean of the last reported bid and asked prices reported by the NASDAQ, or if not so quoted on NASDAQ, as quoted on the National Quotations Bureau, Inc., for the thirty consecutive trading days commencing thirty-five days before such date, or (iii) if neither (i) or (ii) is applicable, the fair market value of the common stock as determined in good faith by our Board of Directors.

     In the event that Meritage consolidates with, merges with or into, or sells all or substantially all of its assets (for a consideration consisting primarily of securities) to, another corporation, each Warrant thereafter shall entitle the holder to receive upon exercise, the number of shares of common stock or other securities or property which the holder would have received had the Warrant been exercised immediately prior to the consolidation, merger, or sale of assets.

     In the event a bankruptcy or reorganization is commenced by or against Meritage, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by Meritage with approval of the bankruptcy court. As a result, holders of the Warrants may not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

     The holders of unexercised Warrants are not entitled, by virtue of being holders, to exercise any rights as stockholders of Meritage.

     Subject to certain requirements, from time to time Meritage and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects, inconsistencies, or manifest errors, provided that such amendments and supplements are not prejudicial to the rights of the Warrant holders as indicated by the general intent of the original language.

MARYLAND LAW AND CERTAIN CHARTER PROVISIONS

     We are incorporated in Maryland and are subject to the provisions of the Maryland General Corporations Law (the "MGCL"), certain of which provisions are discussed herein.

     BUSINESS COMBINATIONS. The MGCL prohibits certain "business combinations" (including, in certain circumstances and subject to certain exceptions, a merger, consolidation, share exchange, asset transfer, issuance of equity securities, or reclassification of securities) between a Maryland corporation and an Interested Stockholder or any affiliate of an Interested Stockholder. Subject to certain qualifications, an "Interested Stockholder" is a person (a) who beneficially owns 10% or more of the voting power of the corporation's shares after the date on which the corporation had 100 or more beneficial owners of its stock, or (b) is an affiliate or associate of the corporation and was the beneficial owner of 10% or more of the voting power of the corporation's shares, at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock. Unless an exemption applies, such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Unless an exemption applies, any business combination that is not so prohibited must be recommended by the board of directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by outstanding voting shares of the corporation, and
(b) 66 2/3% of the votes entitled to be cast by the holders of voting shares of the corporation, other than voting shares held by the Interested Stockholder, or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected. The MGCL specifies a number of situations in which the business combination restrictions described above would not apply. For example, such restrictions would not apply to a business combination with a particular Interested Shareholder that is approved or exempted by the board of directors of a corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of the same percentages and groups of the outstanding shares of voting stock of the corporation as described above for approval of a business combination. No such amendment to our charter has been effected.

     CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person or which that person is entitled to vote (other than by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition or if any meeting of stockholders was held at which the rights of such shares were considered, as of the date of such meeting. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or excepted by a provision in the charter or bylaws of the corporation. Neither our charter nor our Bylaws have provisions exempting any control share acquisitions.

STOCK TRANSFER RESTRICTIONS

     In connection with the merger with Homeplex, our Articles of Incorporation were amended to, among other things, (i) change the name of Homeplex to "Monterey Homes Corporation," (ii) reclassify and change each share of Homeplex common stock issued and outstanding into one-third of a share of Meritage common stock, (iii) amend and make the limitations on the transfer of common stock more restrictive to preserve maximum use of our NOL Carryforward (see " Business of Meritage--NOL

Carryforward"), and (iv) provide for the Class I and Class II Directors (see "Management of Meritage -- Board of Directors" above).

     Our Articles of Incorporation generally prohibit concentrated ownership of Meritage which might jeopardize its NOL Carryforward. The amended transfer restrictions generally preclude for a period of up to five years any person from transferring shares of our common stock (or any other subsequently issued voting or participating stock) or rights to acquire our common stock, if the effect of the transfer would be to:

     * make any person or group an owner of 4.9% or more of the outstanding shares of such stock (by value);
     * increase the ownership position of any person or group that already owns 4.9% or more of the outstanding shares of such stock (by value); or
     * cause any person or group to be treated like the owner of 4.9% or more of the outstanding shares of such stock (by value) for tax purposes.

     Direct and indirect ownership of common stock and rights to acquire common stock are taken into consideration for purposes of the transfer restrictions.

     These transfer restrictions will not apply to:

     * the exercise of any stock option issued by Meritage that was outstanding on the effective date of and immediately following the Homeplex merger;
     *    exercise of the stock options issued to Alan D. Hamberlin by Homeplex;
     *    issuance of the Contingent Stock; or
     *    exercise of the Employment Options.

     Our board of directors has the authority to waive the transfer restrictions under certain conditions. The board of directors may also accelerate or extend the period of time during which such transfer restrictions are in effect or modify the applicable ownership percentage that will trigger the transfer restrictions if there is a change in law making such action necessary or desirable. The board also has the power to make other necessary or appropriate legal changes to preserve our tax benefits. The transfer restrictions discussed above will apply to the transfer and exercise of our warrants. Ownership of our warrants will be aggregated with shares of our common stock otherwise owned by a holder to determine if the applicable ownership percentage has been exceeded. These transfer restrictions may impede a change of control of Meritage.

     In connection with the Legacy combination, William W. Cleverly, Steven J. Hilton, John R. Landon and Eleanor Landon entered into a letter agreement, dated June 24, 1997, under which each of the parties agreed that he or she will not directly or indirectly acquire or dispose of beneficial ownership of any shares of voting securities of Meritage or rights to acquire voting securities which would adversely affect the use of our NOL Carryforward. Subject to the notice provision described below, each party further agreed that for a period of five years following the effective date of the Legacy combination, he or she will not purchase voting securities which would cause his or her beneficial ownership of voting securities to exceed the greatest number of shares beneficially owned by any other party to the letter agreement. The party desiring to purchase voting securities agreed to provide the other parties to the letter agreement at least seven days written notice of his or her intent to purchase voting securities. Each other party would then be permitted to purchase the same number of voting securities.

     In connection with the letter agreement, the employment option agreements of William W. Cleverly, Steven J. Hilton and John R. Landon were also amended. The amended employment options provide for the deferment of the exercise of the option to acquire 15,000 shares of our common stock, otherwise exercisable on December 31, 1997, to January 30, 2000 for Messrs. Cleverly and Hilton, and with respect to Mr. Landon, options to acquire 15,000 shares of our common stock, otherwise exercisable on July 1, 1998, to July 31, 2000.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS. Under the MGCL, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision limiting the personal liability of officers and directors to Meritage and its stockholders for money damages to the fullest extent permitted under Maryland law.

     In addition, with certain exceptions, the MGCL permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Our charter provides that it will indemnify (i) its directors to the full extent allowed under Maryland law, (ii) its officers to the same extent it shall indemnify its directors, and (iii) its officers who are not directors to such further extent as shall be authorized by the board of directors and be consistent with law.

WARRANT AGENT, TRANSFER AGENT AND REGISTRAR

     The warrant agent is Norwest Bank Minnesota, N.A. and its address is Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-0069. The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, 400 Hope Street, 4th Floor, Los Angeles, California 90071.

               PRICE OF WARRANTS AND COMMON STOCK; DIVIDEND POLICY

NO ACTIVE TRADING MARKET FOR THE WARRANTS

     There is no active trading market for the Warrants. We have not and do not intend to apply for the listing of the Warrants on any national exchange or to seek admission to the NASDAQ Stock Market for trading the Warrants.

PRICE OF COMMON STOCK

     Our common stock is publicly traded on the NYSE under the ticker symbol "MTH." The following table presents the high and low closing sales prices, adjusted for stock splits, of the common stock, as reported by the NYSE.


                                           HIGH                LOW
                                           ----                ---
     1999
     First Quarter                       $15 11/16             $11

     1998
     Fourth Quarter                       14 11/16               9 11/16
     Third Quarter                        19 3/4                12 1/16
     Second Quarter                       19 1/4                15 5/8
     First Quarter                        19 15/16              12 7/16

     1997
     Fourth Quarter                       14 3/4                11 3/16
     Third Quarter                        14 3/4                 8 1/2
     Second Quarter                        8 3/4                 4 3/8
     First Quarter                         7 1/4                 5 1/2

     1996
     Fourth Quarter                        7 7/8                 6 3/4
     Third Quarter                         8 1/4                 6
     Second Quarter                        8 5/8                 4 7/8
     First Quarter                         6                     4 1/8

     On April 26, 1999, the closing sales price of our common stock as reported by the NYSE was $12.675 per share. At that date, there were approximately 380 stockholder accounts of our common stock. We believe that there are approximately 2,800 beneficial owners of our common stock.

DIVIDEND POLICY

     We did not pay any cash dividends in 1997 or 1998, nor do we intend to do so in the foreseeable future. We paid cash dividends per share of $.06 in 1996, $.09 in 1995, and $.06 in 1994, representing distributions of taxable income arising out of our former status as a REIT. Our loan and debt agreements contain certain covenants that restrict the payment of dividends if the financial condition, results of our operation, and capital requirements fail to meet certain specified levels. Earnings will be retained to finance the growth of our business. The future payment of cash dividends, if any, will depend upon our financial condition, results of our operations, and capital requirements, as well as other factors deemed relevant by the Board.

                            SELLING SECURITY HOLDERS

     Selling Security Holders may sell their Warrants on a delayed or continuous basis. The Registration Statement has been filed pursuant to Rule 415 under the Securities Act to give Warrant holders the opportunity to sell their securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

     The following table presents certain information as of April, 26, 1999, with respect to the number of Warrants held by each Selling Security Holder. To our knowledge, none of the Selling Security Holders has had a material relationship with us within the past three years other than as a result of the ownership of the Warrants. The Selling Security Holders may offer all or some of their Warrants pursuant to the offering contemplated by this prospectus at various times. Therefore, we cannot give an estimate to the amount of Warrants that will be held by the Selling Security Holders upon completion of such offering.


                                                  Shares of Common Stock into
                                              Which the Warrants are Exercisable
                                              ----------------------------------
                                                                   Percent of
                                     Warrants                        Common
                                     Offered                         Stock
OWNER PRIOR TO THIS OFFERING         For Sale         Number      Outstanding(1)
----------------------------         --------         ------      --------------
Bear Stearns Securities Corp. -
  Maverick Capital LP                 13,275          16,021           .29%
DDM Associates                         5,310           6,409           .12%
Bear Stearns Securities Corp.          5,310           6,409           .12%
Perry Partners                        53,100          64,086          1.17%
--------------                        ------          ------          ----
   Total                              76,994          92,924          1.70%
                                      ======          ======          ====

----------
(1) As of April 26, 1999, 5,425,830 shares of Meritage common stock were outstanding.

     Information concerning the Selling Security Holders may change occasionally and may be presented in supplements to this prospectus if required. The number of Warrant Shares underlying the Warrants is subject to adjustment in certain events (See "Description of the Warrants" above). Accordingly, the number of Warrants offered may change.

                              PLAN OF DISTRIBUTION

     The Selling Security Holders or their nominees or pledgees may sell or distribute some or all of the Warrants from time to time through dealers, brokers, or other agents or directly to one or more purchasers, including pledgees in brokerage transactions, in a combination of such transactions or by any other legally available means. Such transactions may be effected by the Selling Security Holders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or agents participating in such transactions as agent may receive compensation in the form of discounts, concessions, or commissions from the Selling Security Holders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions, or commissions as to a particular broker, dealer, or agent might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with our consent, by donees of the Selling Security Holders, or by other persons acquiring Warrants and who wish to offer and sell such Warrants under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth the names of donees of the Selling Security Holders and any other material information with respect to the plan of distribution not previously disclosed. In addition, Warrants which qualify for sale pursuant to Section 4 of, or Rules 144 or 144A under, the Securities Act may be sold under such provisions rather than pursuant to this prospectus.

     The Selling Security Holders and any such brokers, dealers, or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, or concessions received by any such underwriters, brokers, dealers, or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the Selling Security Holders can presently estimate the amount of such compensation. We know of no existing arrangements between any Selling Security Holder and any other Selling Security Holder, underwriter, broker, dealer, or other agent relating to the sale or distribution of the shares of common stock.

     The Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares of common stock by the Selling Security Holders. All of the foregoing may affect the marketability of the common stock.

     We will pay substantially all of the expenses incident to this offering of the Warrants by the Selling Security Holders to the public other than commissions and discounts of brokers, dealers, or agents. Each Selling Security Holder may indemnify any broker, dealer, or agent that participates in transactions involving sales of the Warrants against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Security Holders against certain liabilities including certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

     The validity of the issuance of the Warrants has been passed on for Meritage by Venable, Baetjer & Howard, LLP, 1800 Mercantile Bank & Trust Building, 2 Hopkins Plaza, Baltimore, Maryland 21201.

                                    EXPERTS

     The consolidated financial statements of Meritage as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              MERITAGE CORPORATION



   Report of Independent Auditors..........................................  F-2

   Consolidated Balance Sheets.............................................  F-3

   Consolidated Statements of Earnings.....................................  F-4

   Consolidated Statements of Stockholders' Equity.........................  F-5

   Consolidated Statement of Cash Flows....................................  F-6

   Notes to Consolidated Financial Statements..............................  F-7

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Meritage Corporation

         We have audited the accompanying consolidated balance sheets of Meritage Corporation and subsidiaries (previously known as Monterey Homes Corporation and subsidiaries) as of December 31, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the financial position of Meritage Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                      KPMG LLP

Phoenix, Arizona
February 4, 1999

                      MERITAGE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                   -----------------------------
                                                       1998            1997
                                                       ----            ----
ASSETS
Cash and cash equivalents                          $ 12,386,806    $  8,245,392
Real estate under development                       104,758,530      63,955,330
Deposits on real estate under
  option or contract                                  7,338,406       3,070,420
Other receivables                                     2,460,966         985,708
Deferred tax asset                                    6,935,000      10,404,000
Goodwill                                             14,640,712       5,970,773
Property and equipment, net                           2,566,163       2,046,026
Other assets                                          1,163,737       1,955,855
                                                   ------------    ------------
  Total Assets                                     $152,250,320    $ 96,633,504
                                                   ============    ============
LIABILITIES
Accounts payable and accrued liabilities           $ 34,068,178    $ 21,171,301
Home sale deposits                                    8,587,245       6,204,773
Notes payable                                        37,204,845      22,892,250
Minority interest in consolidated joint ventures        110,922              --
                                                   ------------    ------------
  Total Liabilities                                  79,971,190      50,268,324
                                                   ------------    ------------
STOCKHOLDERS' EQUITY
Common stock, par value $.01 per share;
    50,000,000 shares authorized; issued and
    outstanding - 5,334,942 shares at
    December 31, 1998, and 5,255,440 shares at
    December 31, 1997                                    53,349          52,554
  Additional paid-in capital                         99,319,669      97,819,584
  Accumulated deficit                               (27,093,888)    (51,096,675)
  Treasury stock - 53,046 shares at
    December 31, 1997                                        --        (410,283)
                                                   ------------    ------------
  Total Stockholders' Equity                         72,279,130      46,365,180
                                                   ------------    ------------
Total Liabilities and Stockholders' Equity         $152,250,320    $ 96,633,504
                                                   ============    ============

See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                       CONSOLDIATED STATEMENTS OF EARNINGS

                                                YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                         1998            1997           1996
                                         ----            ----           ----
Home sales revenue                  $ 255,984,499   $ 149,384,548
Cost of home sales                   (204,408,950)   (124,368,782)
                                    -------------   -------------
Gross profit                           51,575,549      25,015,766

Residual interest and real estate
  loan interest income                  5,230,549       5,088,693   $ 1,610,386
Commissions and other sales costs     (14,292,152)     (8,294,028)           --
General and administrative expense    (10,632,212)     (6,812,171)   (1,683,407)
Interest expense                         (461,475)       (165,173)     (237,945)
Other income, net                       1,100,701         366,271       633,449
Minority interest in net income of
  consolidated joint ventures          (2,021,230)             --            --
                                    -------------   -------------   -----------

Earnings before income taxes and
  extraordinary loss                   30,499,730      15,199,358       322,483
Income taxes                           (6,496,943)       (961,916)      (26,562)
                                    -------------   -------------   -----------
Earnings before extraordinary loss     24,002,787      14,237,442       295,921
Extraordinary loss from early
  extinguishment of debt                       --              --      (148,433)
                                    -------------   -------------   -----------
Net earnings                        $  24,002,787   $  14,237,442   $   147,488
                                    =============   =============   ===========

Basic earnings per share            $        4.51   $        2.93   $       .05
                                    =============   =============   ===========

Diluted earnings per share          $        3.92   $        2.68   $       .04
                                    =============   =============   ===========

See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                         -----------------------------------------------------------------------------
                                                                 ADDITIONAL
                                         NUMBER OF   COMMON       PAID-IN       ACCUMULATED   TREASURY
                                          SHARES      STOCK       CAPITAL         DEFICIT       STOCK         TOTAL
                                          ------      -----       -------         -------       -----         -----
Balance at December 31, 1995 ..........  3,291,885   $ 32,919   $ 84,112,289   $(65,287,275)  $(410,283)  $ 18,447,650
Net earnings ..........................         --         --             --        147,488          --        147,488
Cash dividends ........................         --         --             --       (194,330)         --       (194,330)
Shares issued in connection with the
  merger ..............................  1,288,726     12,887      8,531,369             --          --      8,544,256
                                         ---------   --------   ------------   ------------    ------      -----------

Balance at December 31, 1996 ..........  4,580,611     45,806     92,643,658    (65,334,117)   (410,283)    26,945,064
Net earnings ..........................         --         --             --     14,237,442          --     14,237,442
Exercise of employee stock options ....      8,162         81        118,510             --          --        118,591
Shares issued in connection with
  the Legacy combination ..............    666,667      6,667      3,393,335             --          --      3,400,002
Stock option and contingent stock
  compensation expense ................         --         --      1,664,081             --          --      1,664,081
                                         ---------   --------   ------------   ------------    ------      -----------

Balance at December 31, 1997 ..........  5,255,440     52,554     97,819,584    (51,096,675)   (410,283)    46,365,180
Net earnings ..........................         --         --             --     24,002,787          --     24,002,787
Exercise of employee stock options ....     43,660        437        513,135             --          --        513,572
Contingent and warrant shares issued ..     88,888        888           (888)            --          --             --
Stock option and contingent stock
  compensation expenses ...............         --         --      1,397,591             --          --      1,397,591
Retirement of treasury stock ..........    (53,046)      (530)      (409,753)            --     410,283             --
                                         ---------   --------   ------------   ------------    --------    -----------
Balance at December 31, 1998 ..........  5,334,942   $ 53,349   $ 99,319,669   $(27,093,888)   $     --    $72,279,130
                                         =========   ========   ============   ============    ========    ===========

          See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         YEARS ENDED DECEMBER 31,
                                              --------------------------------------------
                                                    1998            1997           1996
                                                    ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings ...............................  $  24,002,787    $ 14,237,442    $    147,488
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
Extraordinary loss from early extinguishment
  of debt ..................................             --              --         148,433
Depreciation and amortization ..............      1,637,474         376,916          38,300
Minority interest in net income of
  consolidated joint ventures ..............      2,021,230              --              --
Deferred tax expense .......................      4,969,000              --              --
Stock option compensation expense ..........      1,397,591       1,664,081              --
Gain on sales of residual interests ........     (5,180,046)     (3,067,829)             --
Increase in real estate under development ..    (32,045,609)    (10,575,738)             --
Increase in deposits on real estate under
  option or contract .......................     (3,577,986)     (1,712,139)             --
(Increase) decrease in other receivables
  and other assets .........................     (1,775,151)      2,313,632       1,701,426
Increase in accounts payable and accrued
  liabilities ..............................      1,545,201       2,974,442         317,094
Increase in home sale deposits .............      1,809,629         465,409              --
                                              -------------    ------------    ------------
 Net cash provided by (used in) operating
   activities ..............................     (5,195,880)      6,676,216       2,352,741
                                              -------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired in merger/acquisition ........        785,403       1,306,998       6,495,255
Cash paid for merger/acquisition ...........     (6,914,706)     (1,952,857)       (779,097)
Purchases of property and equipment ........     (1,568,642)       (174,257)             --
Principal payments received on real estate
  loans ....................................             --       2,124,544       3,710,000
Real estate loans funded ...................             --        (428,272)     (1,358,457)
Decrease in short term investments .........             --       4,696,495       4,272,605
Proceeds from sales of residual interest ...      6,600,000       5,500,000              --
Decrease in funds held by Trustee ..........             --              --       5,637,948
                                              -------------    ------------    ------------
 Net cash provided by (used in) investing
    activities .............................     (1,097,945)     11,072,651      17,978,254
                                              -------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings .................................    174,445,708      67,900,899              --
Repayment of borrowings ....................   (164,524,041)    (92,896,553)     (7,818,824)
Stock options exercised ....................        513,572         118,591              --
Dividends paid .............................             --        (194,330)       (291,496)
                                              -------------    ------------    ------------
 Net cash provided by (used in) financing
    activities .............................     10,435,239     (25,071,393)     (8,110,320)
                                              -------------    ------------    ------------
Net increase (decrease) in cash and
  cash equivalents .........................      4,141,414      (7,322,526)     12,220,675
Cash and cash equivalents at beginning
  of year ..................................      8,245,392      15,567,918       3,347,243
                                              -------------    ------------    ------------
Cash and cash equivalents at end of year ...  $  12,386,806    $  8,245,392    $ 15,567,918
                                              =============    ============    ============

Supplemental information:
Cash paid for interest .....................  $   3,996,771    $  3,801,764    $    286,276
Cash paid for income taxes .................  $   2,332,604    $     49,871    $         --

          See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

BUSINESS.   Meritage   Corporation   ("Meritage"  or  the  "Company")  develops,
constructs and sells new high-quality, single family homes in the semi-custom luxury, move-up and entry-level markets.

         The Company was formed in 1988 as a real estate investment trust ("REIT") that invested in mortgage-related assets and real estate loans. On December 31, 1996, the Company acquired by merger the homebuilding operations of various entities operating under the Monterey Homes name (Monterey), and has phased out the mortgage-related operations. Monterey has been building homes in Arizona for over 13 years, specializing in move-up and semi-custom luxury homes.

         As part of its strategy to diversify operations, on July 1, 1997, the Company combined with Legacy Homes (Legacy), a group of entities with homebuilding operations in Texas. Legacy has been in business since 1988, and designs, builds and sells entry-level and move-up homes. On July 1, 1998 the Company acquired Sterling Communities, now Meritage Homes of Northern California, which has homebuilding operations in the San Francisco Bay and Sacramento metropolitan areas, and designs, builds and sells move-up homes.

BASIS OF PRESENTATION. Consolidated financial statements include the accounts of Meritage Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation and certain prior period amounts have been reclassified to be consistent with current financial statement presentation. Results include the operations of Legacy from July 1, 1997 and of Meritage Homes of Northern California from July 1, 1998.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS. Short-term investments with an initial maturity of three months or less are considered to be cash equivalents. Amounts in transit from title companies for home closings are included in cash.

REAL ESTATE UNDER DEVELOPMENT. Amounts are carried at cost unless such costs would not be recovered from the cash flows generated by future disposition. In this case, amounts are carried at estimated fair value less disposal costs. Costs capitalized include direct construction costs for homes, development period interest and certain common costs which benefit the entire community. Common costs are allocated on a community by community basis to residential lots based on the number of lots to be built in the community, which approximates the relative sales value method.

         Deposits paid related to options and contracts to purchase land are capitalized and classified as deposits on real estate under option or contract until the related land is purchased. The deposits are then transferred to real estate under development.

                      MERITAGE CORPORATION AND SUBSIDIARIES

COST OF HOME SALES. Cost of sales include land acquisition and development costs, direct home construction costs, development period interest and closing costs, and an allocation of common costs.

REVENUE RECOGNITION. Home sales revenue is recognized when homes are delivered and title transfers to the buyer.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets, which range from three to seven years. Accumulated depreciation was approximately $2,862,000 and $1,960,000 at December 31, 1998 and 1997, respectively. Maintenance and repair costs are expensed as incurred.

GOODWILL. The excess of purchase price over fair value of net assets acquired (goodwill) is amortized on a straight-line basis over a 20-year period. Accumulated amortization was approximately $704,600 at December 31, 1998 and $162,500 at December 31, 1997. Management periodically evaluates the businesses to which the goodwill relates to insure the carrying value of goodwill has not been impaired. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Meritage's average cost of funds. No goodwill impairment was recorded in the accompanying statements of earnings.

RESIDUAL INTERESTS. Prior to year-end 1998, Meritage owned residual interests in collateralized mortgage obligations (CMOs) and in mortgage participation certificates (MPCs) (collectively residual interests). The Company used the prospective net level yield method, in which interest is recorded at cost and amortized over the life of the related CMO or MPC issuance, to account for the residual interests. Estimated fair value of residual interests at December 31, 1997 was $6.6 million. Residual interests of $1.4 million are included as other assets at December 31, 1997. Meritage sold the remaining residual interests in 1998.

INCOME TAXES. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in future years and are subsequently adjusted for changes in the rates. The effect on deferred tax assets and liabilities of a change in tax rates is a charge or credit to deferred tax expense.

EARNINGS PER SHARE. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the Company's earnings. Meritage adopted SFAS No. 128, "Earnings Per Share" in 1997 and restated prior period amounts.

USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions relating to amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

                      MERITAGE CORPORATION AND SUBSIDIARIES

         FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of receivables, cash and cash equivalents, deposits on real estate under option or contract, accounts payable and accrued liabilities and home sale deposits approximate fair value due to the short term maturity of these assets and liabilities. Notes payable carry interest rates comparable to market rates based on the nature of the loans, their terms and remaining maturity, and therefore are stated at approximate fair value. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts Meritage would pay or receive in actual market transactions.

         STOCK OPTION PLANS. Meritage has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25 as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation". As such, compensation expense would be recorded on the date of the grant only if the market price of the stock underlying the grant exceeded the exercise price. The pro forma disclosures that are required by SFAS No. 123 are presented in Note 6.

NEW ACCOUNTING PRONOUNCEMENTS.

         FASB NO. 131. The FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments for an Enterprise and Related Information" in June 1997. FASB No. 131 establishes standards for the way that public companies report selected information about operating segments in financial reports issued to stockholders. Meritage has adopted the provisions of FASB No. 131, which had no significant impact on the Company's definitions of its operating segments and related disclosures.

NOTE 3 - REAL ESTATE UNDER DEVELOPMENT AND CAPITALIZED INTEREST

         The components of real estate under development at December 31 follow (in thousands):

                                               1998           1997
                                             --------       --------
Homes under contract, in production          $ 44,186       $ 30,523
Finished lots and lots under development       46,558         28,471
Model homes and homes held for resale          14,015          4,961
                                             --------       --------
                                             $104,759       $ 63,955
                                             ========       ========

         Meritage capitalizes certain interest costs during development and construction. Capitalized interest is allocated to real estate under development and charged to cost of home sales when the units are delivered. Summaries of interest capitalized and interest expensed follow (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                            1998          1997
                                                            ----          ----
Beginning unamortized capitalized interest .........      $ 1,890       $    --
Interest capitalized ...............................        3,711         3,679
Amortized cost of home sales .......................       (3,619)       (1,789)
                                                           ------        ------
Ending unamortized capitalized interest ............      $ 1,982       $ 1,890
                                                          =======       =======

Interest incurred ..................................      $ 4,172       $ 3,844
Interest capitalized ...............................        3,711         3,679
                                                           ------        ------
Interest expense ...................................      $   461       $   165
                                                          =======       =======

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 4 - NOTES PAYABLE

Notes payable at December 31 consist of the following (in thousands):

                                                          1998            1997
                                                          ----            ----
$50 million bank construction line of credit,
  interest payable monthly approximating prime
  (7.75% at December 31, 1998) or LIBOR (30 day
  LIBOR 5.1% at December 31, 1998), plus 2.25%
  payable at the earlier of close of escrow,
  maturity date of individual homes within the
  line or June 9, 2000, secured by first deeds of
  trust on homes ......................................  $ 4,641         $ 4,664

$50 million bank construction line of credit,
  interest payable monthly approximating prime or
  LIBOR plus 2.5%, payable at the earlier of close
  of escrow, maturity date of individual homes
  within the line or July 31, 1999, secured by
  first deeds of trust on homes .......................   10,925           9,769

$20 million bank acquisition and development
  credit facility, interest payable monthly
  approximating prime or LIBOR plus 2.25%, payable
  at the earlier of funding of construction
  financing, the maturity date of individual
  projects within the line or June 19, 2000,
  secured by first deeds of trust on land .............    3,314           2,394

Other acquisition and development credit
  facilities totaling $4.5 million, interest
  payable monthly, ranging from prime to prime
  plus .25%; payable at the earlier of funding of
  construction financing or the maturity date of
  the individual projects, secured by first deeds
  of trust on land ....................................    2,407              --

Senior unsecured notes, maturing September 15,
  2005, annual interest of 9.10% payable
  quarterly, principal payable in three equal
  installments on September 15, 2003, 2004 and
  2005 ................................................   15,000              --

Senior subordinated unsecured notes, paid in full
  October 1998 ........................................      --            6,000

Other .................................................      918              65
                                                        --------        --------
Total ................................................. $ 37,205        $ 22,892
                                                        ========        ========

         The bank credit facilities and senior subordinated notes contain covenants which require certain levels of tangible net worth, the maintenance of certain minimum financial ratios, place limitations on the payment of dividends and limit incurrence of indebtedness, asset dispositions and creations of liens, among other items. As of December 31, 1998 and throughout the year, Meritage was in compliance with these covenants.

                      MERITAGE CORPORATION AND SUBSIDIARIES

Scheduled maturities of notes payable as of December 31, 1998 follow (in thousands):

                  YEAR ENDED
                  DECEMBER 31,
                  1999 .........................  $21,326
                  2000 .........................       --
                  2001 .........................      879
                  2002 .........................       --
                  2003 .........................    5,000
                  Thereafter ...................   10,000
                                                   ------
                                                  $37,205
                                                  =======
NOTE 5 - EARNINGS PER SHARE

         A summary of the reconciliation from basic earnings per share to diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 follows. 1996 shares have been adjusted to reflect a one-for-three stock split effective at the merger (in thousands, except per share amounts):

                                                    1998        1997       1996
                                                    ----        ----       ----
Net earnings                                      $24,003     $14,237     $  147
Basic EPS - Weighted average shares
  outstanding                                       5,317       4,864      3,242
                                                  -------     -------     ------
Basic earnings per share                          $  4.51     $  2.93     $  .05
                                                  =======     =======     ======
Basic EPS - Weighted average shares
  outstanding                                       5,317       4,864      3,242
Effect of dilutive securities:
     Contingent shares and warrants                   158         114         --
     Stock options                                    641         330         93
                                                  -------     -------     ------
Dilutive EPS - Weighted average shares
  outstanding                                       6,116       5,308      3,335
                                                  -------     -------     ------
Diluted earnings per share                        $  3.92     $  2.68     $  .04
                                                  =======     =======     ======
Antidilutive stock options not included
  in diluted EPS                                       59           4          4
                                                  =======     =======     ======

         Basic and diluted earnings per share for the extraordinary loss in 1996 were $.05 and $.04, respectively.

NOTE 6 - STOCK OPTIONS AND CONTINGENT STOCK

         The Compensation Committee of the Board of Directors administers Meritage's stock option plans. The plans provide for stock option grants to key personnel and directors, and provide a means of performance-based compensation in order to attract and retain qualified employees.

                      MERITAGE CORPORATION AND SUBSIDIARIES

         Meritage applies APB Opinion No. 25 and related interpretations in accounting for its plans. No compensation cost has been recognized for its stock based compensation plans, which are fixed stock option plans. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except for per share amounts):

                                                    1998         1997     1996
                                                    ----         ----     ----
Net earnings (loss)                 As reported   $24,003      $14,237    $147
                                    Pro forma      23,573       13,892    (151)
Basic earnings (loss) per share     As reported      4.51         2.93     .05
                                    Pro forma        4.43         2.86    (.05)
Diluted earnings (loss) per share   As reported      3.92         2.68     .04
                                    Pro forma        3.85         2.62    (.05)

         The per share weighted average fair values of stock options granted during 1998, 1997 and 1996 were $9.91, $4.58 and $1.63, respectively, on the dates of grant using the Black-Scholes pricing model based on the following weighted average assumptions:

                                  1998           1997          1996
                                  ----           ----          ----
Expected dividend yield             .5%          1.2%          1.4%
Risk-free interest rate           5.75%          6.0%         5.85%
Expected volatility                 51%           43%           36%
Expected life (in years)              7             5             5

THE MERITAGE PLAN

         Shareholders approved a new stock option plan at the 1997 Annual Meeting. The plan authorizes grants of incentive stock options and non-qualified stock options to Meritage executives, directors, employees and consultants. A total of 225,000 shares of the Meritage common stock were reserved for issuance upon exercise of stock options granted under this plan, with an additional 250,000 shares added to the reserve by vote of the shareholders at the 1998 Annual Meeting. The options vest over periods from two to five years, are based on continued employment, and expire five to ten years after the date of grant.

THE PRIOR PLAN

         The 1988 Homeplex Mortgage Investments Corporation Stock Option Plan (the prior plan) was in effect at the time of the merger. No new grants have been issued under this plan since the merger, and 103,102 option shares were outstanding under this plan at December 31, 1998. Accounts payable and accrued liabilities in the accompanying 1998 and 1997 balance sheets include approximately $524,800 and $778,600, respectively, related to options granted under the prior plan. This liability will remain on the consolidated balance sheets until the options are exercised, canceled or expire.

OTHER OPTIONS

         In connection with the merger and Legacy combination, Mssrs. Hilton, Cleverly and Landon each received 166,667 non-qualified stock options that vest over three years. The exercise price of the options is $5.25 per share, which was negotiated at the time of the transactions. Mr. Hilton's and Mr. Cleverly's options expire in December 2002 and Mr. Landon's expire in June 2003.

                     MERITAGE CORPORATION AND SUBSIDIARIES

         A current member of Meritage's board of directors who served as the Company's president and chairman prior to the merger holds 250,000 non-qualified stock options. The options were granted in exchange for the director forgoing his annual salary and bonus, and were approved by shareholders at the 1996 annual meeting. These options are fully vested, have an exercise price of $ 4.50 per share and expire on December 21, 2000.

SUMMARY OF STOCK OPTION ACTIVITY:
                                                1998                   1997                     1996
                                          -------------------     --------------------    -------------------
                                                     WEIGHTED                 WEIGHTED               WEIGHTED
                                                     AVERAGE                  AVERAGE                AVERAGE
                                                     EXERCISE                 EXERCISE               EXERCISE
                                          OPTIONS     PRICE       OPTIONS      PRICE      OPTIONS     PRICE
                                          -------    --------     -------     --------    -------    --------
Options outstanding at beginning
  of year                                1,041,480    $ 5.86        732,975     $5.78     398,392      $6.21
Options granted                             57,500     16.54        150,000      7.16       1,249       7.96
Merger/combination options granted              --        --        166,667      5.25     333,334       5.25
Options exercised                          (43,660)    10.04         (8,162)     9.36          --         --
Options canceled                           (27,018)     7.22             --        --          --         --
                                        ----------    ------     ----------     -----     -------      -----
Options outstanding at end of year       1,028,302    $ 6.25      1,041,480     $5.86     732,975      $5.78
                                        ==========    ======     ==========     =====     =======      =====

Options exercisable at end of year         613,579        515,090        399,641

Price range of options exercised      $4.50-$11.25    $4.37-$6.38

Price range of options outstanding    $4.50-$17.63   $3.62-$13.32   $3.62-$13.32

Total shares reserved at December 31     1,525,547      1,383,146        666,307

Stock options outstanding at December 31, 1998 were:

                                          OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                      --------------------------   -------------------
                                          WEIGHTED      WEIGHTED              WEIGHTED
                                          AVERAGE       AVERAGE               AVERAGE
                                         REMAINING      EXERCISE              EXERCISE
RANGE OF EXERCISE PRICES   OPTIONS    CONTRACTUAL LIFE   PRICE      OPTIONS    PRICE
------------------------   -------    ----------------   -----      -------    -----
$ 4.50 - $ 6.38             863,480       5.0 years      $ 5.08     550,757    $ 4.95
$ 8.50 - $12.50             106,106       5.5             10.00      59,106     10.80
$13.37 - $17.63              58,716       9.2             16.64       3,716     15.38
                          ---------       ---------      ------     -------    ------
                          1,028,302       5.3 years      $ 6.25     613,579    $ 5.58
                          =========       =========      ======     =======    ======

CONTINGENT SHARES

         In connection with merger, 266,666 shares of contingent stock were reserved for equal issuance to Mr. Hilton and Mr. Cleverly on the first, second and third anniversaries of the transaction. Stock trading prices are required to meet certain thresholds and the officer must be a Meritage employee at the time of issuance. All price thresholds had been exceeded, and Mr. Hilton and Mr. Cleverly were each issued 44,444 shares of common stock subsequent to both the first and second anniversary of the merger.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

         Meritage is involved in legal proceedings and claims that arise in the ordinary course of business. Management believes the amount of ultimate liability with respect to these actions will not materially affect the Company's financial statements taken as a whole.

         Also in the normal course of business, Meritage provides standby letters of credit and performance bonds issued to third parties to secure performance under various contracts. At December 31, 1998 outstanding letters of credit were $2.1 million and performance bonds were $8.9 million.

         Meritage leases office facilities, model homes and equipment under various operating lease agreements. Approximate future minimum lease payments for noncancellable operating leases as of December 31, 1998 are as follows:

                      MERITAGE CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

           YEAR ENDING
           DECEMBER 31
           -----------
           1999 ..................................    $715,200
           2000 ..................................     348,200
           2001 ..................................     223,800
           2002 ..................................      85,000
           2003 and thereafter ...................          --
                                                    ----------
                                                    $1,372,200
                                                    ==========

         Rental expense was approximately $1,074,900 in 1998, $1,185,400 in 1997 and $21,800 in 1996. Included in these amounts are $380,000 in 1998 and $274,000 in 1997 related to office facilities leased from companies owned beneficially either by one of Meritage's Co-Chairmen or by one of Meritage's Co-Chairmen and a director.

NOTE 8 - MERGERS/COMBINATIONS/ACQUISITIONS

MONTEREY HOMES

         On December 23, 1996, the stockholders of Homeplex Mortgage Investments Corporation, now known as Meritage Corporation, approved the merger with Monterey Homes. The merger was effective on December 31, 1996, and homebuilding became the Company's primary business. At consummation of the merger, 1,288,726 new shares of common stock, $.01 par value per share, were issued equally to Monterey's prior owners, and management of the homebuilding operations assumed effective control of the Company.

         Consideration paid for the net assets of the homebuilding entities was $9,323,353, which included 1,288,726 shares of the Company's common stock valued at $8,544,256 and $779,097 of transaction costs. The Company used the purchase method of accounting and the purchase price was allocated among the Company's net assets based on their estimated fair market value at the date of the transaction, resulting in goodwill of $1,763,488 which is being amortized over 20 years.

LEGACY HOMES

         On May 29, 1997, the Company signed a definitive agreement to acquire the homebuilding and related mortgage service business of Legacy Homes, Ltd. and its affiliates. The transaction was effective on July 1, 1997. Legacy Homes has been building entry-level and move-up homes in Texas since 1988 and is headquartered in the Dallas/Fort Worth metropolitan area.

         Consideration consisted of approximately $1.5 million in cash, 666,667 shares of Meritage common stock valued at $3.4 million and $370,000 of transaction costs. Meritage used the purchase method of accounting and the purchase price was allocated among the Company's net assets based on their estimated fair market value at the transaction date. Goodwill of approximately $1.5 million was recorded, which is being amortized over 20 years. Provisions were also made to pay additional consideration not to exceed $15 million, based on the Company's earnings. Additional consideration was approximately $7.0 million in 1998 and $2.8 million in 1997, and was paid subsequent to each year-end. These amounts are recorded as goodwill and are being be amortized over 20 years. Meritage's Board of Directors removed the contingent nature of the remaining $5.2 million in 1999. Goodwill of $5.2 million will therefore be recorded in 1999 and this amount will be paid in January 2000.

                      MERITAGE CORPORATION AND SUBSIDIARIES

STERLING COMMUNITIES

         On June 15, 1998, Meritage signed a definitive agreement with Sterling Communities, S.H. Capital, Inc., Sterling Financial Investments, Inc., Steve
Hafener and W. Leon Pyle (together, the Sterling Entities), to acquire substantially all of the assets of Sterling Communities. The transaction was effective as of July 1, 1998. Assets acquired principally consist of real property and other residential homebuilding assets located in the San Francisco Bay and Sacramento areas of California. The Company will continue the operations of the Sterling Entities under the name Meritage Homes of Northern California.

         Consideration paid for the assets and stock acquired, and various liabilities assumed, consisted of $6.9 million in cash and additional consideration to be paid for up to four years after the transaction date. Meritage used the purchase method of accounting and the purchase price was allocated among the Company's net assets based on their estimated fair market value at the transaction date. Goodwill of approximately $2.2 million was recorded, which is being amortized over 20 years. The additional consideration will be equal to 20% of the pre-tax income of Meritage's California division and will be expensed as earned. Unpaid consideration was approximately $318,000 at December 31, 1998.

         The following unaudited pro forma information presents a summary of consolidated results of operations as if the Legacy combination and Sterling acquisition had occurred at January 1, 1997, with pro forma adjustments together with related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have occurred had the combination been in effect on the date indicated (in thousands except per share data).

                                             YEARS ENDED DECEMBER 31,
                                             ------------------------
                                                   (UNAUDITED)
                                               1998            1997
                                               ----            ----
        Home sales revenue ................  $274,754        $220,852
        Net earnings ......................  $ 24,949        $ 19,835
        Basic earnings per share ..........  $   4.69        $   3.82
        Diluted earnings per share ........  $   4.08        $   3.49

NOTE 9 - INCOME TAXES

         Components of income tax expense are (in thousands):

                                                1998        1997      1996
                                                ----        ----      ----
     Current taxes:
          Federal ........................     $  561       $222       $19
          State ..........................        967        740         8
                                               ------       ----       ---
                                                1,528        962        27
                                               ------       ----       ---
     Deferred taxes:
          Federal ........................      4,587         --        --
          State ..........................        382         --        --
                                               ------       ----       ---
                                                4,969         --        --
                                               ------       ----       ---
              Total ......................     $6,497       $962       $27
                                               ======       ====       ===

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 9 - INCOME TAXES (CONT.)

         Deferred tax assets and liabilities have been recognized in the consolidated balance sheets due to the following temporary differences and carryforwards (in thousands):

                                                        12/31/98       12/31/97
                                                        --------       --------
Net operating loss carryforward ..................       $ 4,360       $ 13,895
Residual interest basis differences ..............            --            970
Real estate basis differences ....................           509            590
Debt issuance costs ..............................            --            310
Deductible merger/acquisition costs ..............         1,163            260
Alternative minimum tax credit ...................           782            220
Other ............................................           121             80
                                                         -------       --------
                                                           6,935         16,325
Valuation allowance ..............................            --         (5,891)
                                                         -------       --------
                                                           6,935         10,434
Deferred tax liabilities .........................            --            (30)
                                                         -------       --------
Net deferred tax asset ...........................       $ 6,935       $ 10,404
                                                         =======       ========

         Management believes it is more likely than not that future operating results will generate sufficient taxable income to realize the net deferred tax asset.

RECONCILIATION OF EFFECTIVE INCOME TAX EXPENSE:

         Income taxes differ for the years ended December 31, 1998, 1997 and 1996 from the amounts computed using the federal statutory income tax rate as a result of the following (in thousands):

                                                  1998          1997       1996
                                                  ----          ----       ----
Expected taxes at current federal
  statutory income tax rate ...............     $ 10,678      $ 5,320      $ 60
State income taxes ........................          967          740         8
Utilization of NOL ........................       (5,709)      (5,320)      (60)
Alternative minimum tax ...................          561          222        19
                                                --------      -------      ----
    Income tax expense ....................     $  6,497      $   962      $ 27
                                                ========      =======      ====

CARRYFORWARDS.

         At December 31, 1998, Meritage had a federal net operating loss carryforward of approximately $12.5 million. The carryforward will expire beginning in 2007.

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 10 - SELECTED QUARTERLY FINANCIAL DATA SUMMARY (UNAUDITED)

                                  (in thousands, except per share amounts)
                                                          BASIC       DILUTED
                             HOME SALES                 EARNINGS     EARNINGS
                              REVENUE    NET EARNINGS   PER SHARE    PER SHARE
                              -------    ------------   ---------    ---------
1998 - THREE MONTHS ENDED:
March 31                       $36,513      $5,452       $   1.03     $    .90
June 30                         55,608       6,696           1.26         1.10
September 30                    68,417       4,268            .80          .70
December 31                     95,446       7,587           1.42         1.28

1997 - THREE MONTHS ENDED:
March 31                       $12,573      $  288       $    .06     $    .06
June 30                         24,544       1,958            .43          .42
September 30                    42,685       5,079            .98          .86
December 31                     69,583       6,912           1.33         1.17

NOTE 11 - SEGMENT INFORMATION

         Meritage   classifies  its  operations  into  three  primary  segments:
Arizona, Texas and California. These segments generate revenues through the sale of homes to external customers. Meritage is not dependent on any one major customer.

         Operational information relating to the different business segments follows. Information has been included for the Texas operations from July 1, 1997, the combination date, and for the California operations from July 1, 1998, the acquisition date. Certain information has not been included by segment due to the immateriality of the amount to the segment or in total. Meritage evaluates segment performance based on several factors, of which the primary financial measure is earnings before interest and taxes (EBIT). The accounting policies of the business segments are the same as those described in Notes 1 and 2 for the Company. There are no significant transactions between segments.

                                                        (in thousands )
                                               ---------------------------------
                                                 1998         1997        1996
                                                 ----         ----        ----
HOME SALES REVENUE:
 Arizona                                       $105,942     $ 97,922     $    --
 Texas                                          130,860       51,463          --
 California                                      19,183           --          --
                                               --------     --------     -------
Total                                          $255,985     $149,385     $    --
                                               ========     ========     =======

EBIT:
 Arizona                                       $ 12,918     $  9,744     $    --
 Texas                                           18,300        7,059          --
 California                                       1,858           --          --
 Corporate and other                              1,504          350         560
                                               --------     --------     -------
Total                                          $ 34,580     $ 17,153     $   560
                                               ========     ========     =======

AMORTIZATION OF CAPITALIZED INTEREST:
 Arizona                                       $  2,408     $  1,397     $    --
 Texas                                            1,143          392          --
 California                                          66           --          --
                                               --------     --------     -------
Total                                          $  3,619     $  1,789     $    --
                                               ========     ========     =======

ASSETS AT YEAR END:
 Arizona                                       $ 58,758     $ 36,438     $36,803
 Texas                                           53,554       27,751          --
 California                                      10,161           --          --
 Corporate and other                             29,777       32,445      36,018
                                               --------     --------     -------
Total                                          $152,250     $ 96,634     $72,821
                                               ========     ========     =======

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the provisions of the Maryland General Corporation Law, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Meritage's charter contains a provision limiting the personal liability of officers and directors to Meritage and its stockholders to the fullest extent permitted under Maryland law.

     In addition, the provisions of the Maryland General Corporation Law permit a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Meritage's charter provides that it will indemnify its directors, officers, and others so designated by the Board of Directors to the full extent allowed under Maryland law.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers, or persons controlling Meritage pursuant to the foregoing provisions, Meritage has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the years 1994, 1995, and 1996, certain grants of options and dividend rights ("DERs") were made under our stock option plan, dated July 27, 1988, as amended. Options totaling 21,334 and 4,413 DERs were granted to Mr. Hamberlin, 996 DERs were granted to Mr. Jay Hoffman, who was at the time the President, Secretary, Treasurer, and our Chief Financial Officer; and a total of 3,333 options and 1,342 DERs were granted under the option plan to five of our senior employees or directors during those years. All such options and DERs were issued in reliance on Section 4(2) of the Securities Act for offers and sales not involving any public offering.

     On October 2, 1998, Meritage issued $15,000,000 in 9.1% Senior Unsecured Notes due September 1, 2005 in a private placement to accredited investors in reliance on Section 4(2) of the Securities Act for offers and sales not involving any public offering. Warburg Dillon Read and Dain Rauscher Wessels were the underwriters of the issue and were paid a fee of 2.75% of the face amount of the Notes. The Notes were sold at par to four entities controlled by Massachusetts Mutual Life Insurance Company. The proceeds of the issue were used to pay down existing indebtedness.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

Exhibit                                                              Page or
Number                      Description                          Method of Filing
------                      -----------                          ----------------
2         Agreement and Plan of Reorganization, dated         Incorporated by
          as of September 13, 1996, by and among              reference to Exhibit 2 of
          Homeplex, Monterey, and the Monterey                the Form S-4
          Stockholders.                                       Registration Statement
                                                              No. 333-15937 ("S-4 #333-
                                                              15937").

2.1       Agreement of Purchase and Sale of Assets, dated     Incorporated by
          as of May 29, 1997, by and among Monterey,          reference to Exhibit 2 of
          Legacy Homes, Ltd., Legacy Enterprises, Inc.,       the Form 8-K/A dated
          and John and Eleanor Landon                         June 18, 1997

3.1       Restated Articles of                                Incorporated by
          Incorporation of the Company                        reference to Exhibit 3.2
                                                              of Form 10-Q for the quarterly
                                                              period ended September 30,
                                                              1998

3.2       Amendment to Articles of Incorporation              Incorporated by reference to
                                                              Exhibit 3.1 of Form 10-Q for
                                                              the quarterly period ended
                                                              September 30, 1998.

3.3       Amended and Restated                                Incorporated by
          Bylaws of the Company                               reference to Exhibit 3.3 of
                                                              Form S-3 #333-58793

3.4       Articles of Merger                                  Incorporated by
                                                              reference to Exhibit 3.2 to the
                                                              Form 10-K for the year ended
                                                              December 31, 1996.

4.1       Specimen of Common Stock Certificate                Incorporated by reference to
                                                              Exhibit 4 to the Form 10-K for
                                                              the year ended December 31,
                                                              1996.

4.2       Warrant Agreement dated as of October 17,           Previously Filed
          1994 among Monterey and the Warrant Agent

4.3       Assumption Agreement dated as of December 31,       Previously Filed
          1996 modifying the Warrant Agreement
          in certain respects, and relating to the
          assumption of the Warrant Agreement by Meritage
          and certain other matters

4.4       Specimen Warrant Certificate                        Previously Filed

4.5       Note Purchase Agreement                             Incorporated by reference to
                                                              Exhibit 4.1 of Form 10-Q for
                                                              the quarterly period ended
                                                              September 30, 1998

5.1       Opinion of Venable, Baetjer & Howard                Previously Filed

10.1      Subcontract Agreement between Homeplex              Incorporated by
          and American Southwest Financial Services,          reference to Exhibit
          Inc.                                                10(b) of S-1/1#33-22092.

10.2      Form of Master Servicing Agreement                  Incorporated by reference to
                                                              Exhibit 10(c) of S-1/1#33-
                                                              22092.

10.3      Form of Servicing Agreement                         Incorporated by reference to
                                                              Exhibit 10(d) of S-1/1#33-
                                                              22092.

10.4      Indenture dated October 17, 1994, as                Incorporated by
          amended, relating to 13% Senior Subordinated        reference to Exhibit
          Notes Due 2001                                      10(j) of the S-4 # 333-15937.

10.5      Master Revolving Line of Credit by and              Incorporated by
          between Norwest Bank Arizona, N.A. and              reference to Exhibit 10.5 to
          Meritage                                            Form 10-K for the year ended
                                                              December 31, 1996.

10.6      Revolving Model Home Lease Back                     Incorporated by
          Agreement between AMHM-1, L.P. and                  reference to Exhibit 10.6 to
          the Company                                         the Form 10-K for the year
                                                              ended December 31, 1996.

10.7      Stock Option Plan*                                  Incorporated by reference to
                                                              Exhibit 10(d) of Form 10-K for
                                                              the fiscal year ended
                                                              December 31, 1995 ("1995 Form 10-K").

10.8      Amendment to Stock Option Plan*                     Incorporated by reference to
                                                              Exhibit 10(e) of the 1995 Form
                                                              10-K.

10.9      Amendment to Stock Option Plan dated as of          Previously Filed
          December 31, 1996*

10.10     Meritage Corporation Stock                          Incorporated by
          Option Plan *                                       reference to Exhibit 10.9 to the
                                                              Form 10-K for the year ended
                                                              December 31, 1996.

10.11     Meritage Corporation 1997 Stock Option Plan         Incorporated by reference to
                                                              Exhibit 4.1 to the Form S-8
                                                              filed October 14, 1997.

10.12     Employment Agreement between the                    Incorporated by
          Company and William W. Cleverly*                    reference to Exhibit 10.10 to
                                                              the Form 10-K for the year
                                                              ended December 31, 1996.

10.13     Employment Agreement between the                    Incorporated by
          Company and Steven J. Hilton*                       reference to Exhibit 10.11 to
                                                              the Form 10-K for the year
                                                              ended December 31,1996.

10.14     Employment Agreement between                        Incorporated by
          the Company and John R. Landon*                     reference to Exhibit C of the
                                                              Form 8-K filed on June 18, 1997.

10.15     Stock Option Agreement between the                  Incorporated by
          Company and William W. Cleverly*                    reference to Exhibit 10.12 to
                                                              the Form 10-K for the year
                                                              ended December 31, 1996.

10.16     Stock Option Agreement between the                  Incorporated by
          Company and Steven J. Hilton*                       reference to Exhibit 10.13 to
                                                              the Form 10-K for the year
                                                              ended December 31, 1996.

10.17     Stock Option Agreement between                      Incorporated by
          the Company and John R. Landon*                     reference to Exhibit C of the
                                                              Form 8-K filed on June 18, 1997.

10.18     Registration Rights Agreement between the           Incorporated by
          Company and William W. Cleverly*                    reference to Exhibit 10.14 to
                                                              the Form 10-K for the year
                                                              ended December 31, 1996.

10.19     Registration Rights Agreement between the           Incorporated by
          Company and Steven J. Hilton*                       reference to Exhibit 10.15 to
                                                              the Form 10-K for the year
                                                              ended December 31, 1996.

10.20     Registration Rights Agreement between               Incorporated by
           the Company and John R. Landon*                    reference to Exhibit C of the
                                                              Form 8-K filed on June 18,
                                                              1997

10.21     Escrow and Contingent Stock Agreement               Incorporated by reference to
                                                              Exhibit 10.16 to the Form 10-
                                                              K for the year ended December
                                                              31, 1996.

10.22     Amended and Restated Employment                     Incorporated by
          Agreement and Addendum between the                  reference to
          Company and Alan D. Hamberlin*                      Exhibit 10(g) of the 1995 Form
                                                              10-K.

10.23     Stock Option Agreement between the                  Incorporated by
          Company and Alan D. Hamberlin*                      reference to Exhibit 10(h) of
                                                              the 1995 Form 10-K.

10.24     Agreement Regarding Sale of Residual                Incorporated by
          Interests between the Company and Paine             reference to Exhibit 10.24 to
          Webber                                              the Form 10-K for the year
                                                              ended December 31, 1997.

10.25     Employment Agreement between Meritage               Incorporated by reference to
          and Larry W. Seay*                                  Exhibit 10.2 of Form 10-Q for
                                                              the quarterly period ended
                                                              June 30, 1998.

10.26     Employment Agreement between Meritage               Incorporated by reference to
          and Anthony C. Dinnell                              Exhibit 10.3 of Form 10-Q for
                                                              the quarterly period ended
                                                              June 30, 1998.

10.27     Separation and Consulting Agreement between         Incorporated by reference to
          Meritage and William W. Cleverly                    Exhibit 10.1 to Form 8-K filed
                                                              March 23, 1999

23.1      Consent of KPMG LLP                                 Filed herewith

23.2      Consent of Venable, Baetjer & Howard                Included in Exhibit No. 5.1

24        Powers of Attorney                                  See signature page

----------
*    Indicates a management contract or compensation plan.


ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, we have duly caused this post-effective amendment to the registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on June 11, 1999.

                                              MONTEREY HOMES CORPORATION

                                              By: /s/ Larry W. Seay
                                                  -----------------------
                                                  Larry W. Seay
                                                  Chief Financial Officer and
                                                  Vice President - Finance

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven J. Hilton and Larry W. Seay, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                              Title                           Date
---------                              -----                           ----

____________________*         Co-Chairman, Co-Chief                June 11, 1999
Steven J. Hilton              Executive Officer and Director


___________________*          Co-Chairman, Co-Chief                June 11, 1999
John R. Landon                Executive Officer and Director


___________________*          Chief Financial Officer and Vice     June 11, 1999
Larry W. Seay                 President - Finance (Principal
                              Financial Officer and
                              Principal Accounting Officer)


___________________*          Director                             June 11, 1999
William W. Cleverly


___________________*          Director                             June 11, 1999
Alan D. Hamberlin

Signature                              Title                         Date
---------                              -----                         ----


___________________*          Director                             June 11, 1999
Robert G. Sarver


___________________*          Director                             June 11, 1999
C. Timothy White


___________________*          Director                             June 11, 1999
Raymond Oppel


* By: /s/ Larry W. Seay
      ------------------------
       Larry W. Seay
       Attorney-in-Fact